                                                FILED PURSUANT TO RULE 424(B)(1)
                                            REGISTRATION STATEMENT NO. 333-18823


                                4,740,000 SHARES

                      PRECISION RESPONSE CORPORATION LOGO

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

     Of the 4,740,000 shares of Common Stock offered hereby, 1,500,000 shares are being sold by the Company and 3,240,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Shareholders.

     The last reported sale price of the Common Stock, which is quoted under the symbol "PRRC", on the Nasdaq National Market on January 29, 1997, was $36.00 per share. See "Price Range of Common Stock".

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                                                                                   PROCEEDS TO
                                     INITIAL PUBLIC       UNDERWRITING         PROCEEDS TO           SELLING
                                     OFFERING PRICE        DISCOUNT(1)         COMPANY(2)         SHAREHOLDERS
                                     --------------       ------------         -----------        ------------
Per Share.........................       $35.125              $1.75              $33.375             $33.375
Total(3)..........................    $166,492,500         $8,295,000          $50,062,500        $108,135,000

---------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(2) Before deducting estimated expenses of $650,000, payable by the Company.
(3) The Selling Shareholders have granted the Underwriters an option for 30 days to purchase up to an additional 710,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments, if any. If such option is exercised in full, the total initial public offering price, underwriting discount, proceeds to Company and proceeds to selling shareholders will be $191,431,250, $9,537,500, $50,062,500 and $131,831,250, respectively. See "Underwriting".

                             ---------------------

     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about February 4, 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                               DAIN BOSWORTH
                               Incorporated
                                            MERRILL LYNCH & CO.

                                                           FURMAN SELZ

                The date of this Prospectus is January 29, 1997.

Precision Response Corporation Logo
                       PRC IS A FULL-SERVICE PROVIDER OF
                       TELEPHONE-BASED CUSTOMER SERVICE AND
                       MARKETING SOLUTIONS ON AN OUTSOURCED
                       BASIS TO LARGE CORPORATIONS

--------------------------------------------------------------------------------

                                                                    TELESERVICES

                       Most of PRC's teleservicing activities involve responding
                               to inbound calls from its clients' customers. PRC
                          currently operates approximately 3,200 workstations in
                         eight call centers capable of handling 46 million calls
                                                                      per month.

                              [Photograph depicting PRC customer service
                                           representatives]

  [Photograph depicting PRC On-Line
               screen]

DATABASE
MARKETING AND
MANAGEMENT                                             [Photograph depicting fulfillment operations]
The Company helps its clients more effectively target  FULFILLMENT marketing programs and designs customer service
programs which capture information useful in the       Fulfillment services include high-speed laser and
client's marketing efforts. PRC On-Line, the           electronic document printing, lettershop and mechanical
Company's proprietary software application, allows     inserting, sorting, packaging and mailing capabilities.
PRC clients to review their programs' progress on      These services enable PRC to support its clients' customer
line, in real time.                                    service and marketing programs.

                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Financial Statements and notes thereto appearing elsewhere in this Prospectus. See "Risk Factors" for information prospective investors should consider. All references in this Prospectus to "PRC" or the "Company" refer to Precision Response Corporation. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting".

                                  THE COMPANY

     PRC is a leading full-service provider of telephone-based customer service and marketing solutions on an outsourced basis to large corporations. Through the integration of its teleservicing, database marketing and management, and fulfillment capabilities, the Company is able to provide a "one-stop" solution to meet its clients' needs. The Company believes that its one-stop solution approach, combined with its sophisticated use of advanced technology, provide a distinct competitive advantage in attracting clients seeking to cost-effectively contact or service prospective or existing customers. The Company's ongoing clients include several divisions of AT&T Corp. ("AT&T"), British Airways, DirecTV, Lucent Technologies, Pizza Hut, Ryder Truck Rental, Taco Bell and UPS. These clients collectively accounted for 87.2% of the Company's revenues for the first nine months of 1996. AT&T is the only client that accounted for more than 10% of the Company's revenues in such period. New clients expected to contribute to revenues include American Express Travel Related Services Company, Ameritech, Cox Communications, John Hancock and The College Entrance Examination Board.

     Since 1993, the Company has focused primarily on attracting large corporate clients that have significant customer service needs, including database design and management and substantial ongoing teleservicing needs. Typically, the Company's customer service representatives are dedicated to a specific PRC client. Most of the Company's teleservicing activities involve inbound (customer-initiated) calls. In almost all cases, outbound (PRC-initiated) calls are made to existing customers of a PRC client or to respond to customer-initiated inquiries. For the first nine months of 1996, approximately 75.5% of the Company's teleservicing revenues were from inbound calls.

     PRC's revenues for 1995 increased 101.4% to $30.2 million from $15.0 million for 1994, while its pro forma net income for 1995 increased to $0.8 million from a loss of $0.3 million for 1994. For the first nine months of 1996, revenues increased 211.1% to $63.6 million from $20.4 million for the comparable period of 1995, while pro forma net income increased 569.1% to $3.8 million from $0.6 million for the comparable period of 1995. PRC's operating margin for the first nine months of 1996 was 10.9% of revenues compared to 6.1% of revenues for the comparable period of 1995. The Company currently operates approximately 3,200 workstations in eight telephone call centers capable of handling up to 46 million calls per month. The Company anticipates that it will open two additional call centers of approximately 500 workstations each during the first quarter of 1997.

     The telephone-based marketing and customer service industry has experienced substantial growth over the past ten years. Telephone-based direct marketing expenditures increased from an estimated $34 billion in 1984 to an estimated $81 billion in 1995. The Company believes that only a small percentage of those 1995 expenditures was for outsourced services. The Company expects that large companies increasingly will outsource telephone-based customer service and marketing activities in order to focus internal resources on their core competencies and to improve the quality and cost-effectiveness of their customer service and marketing efforts by using the expertise and specialized capability of larger scale teleservices providers. The Company also believes that organizations with superior customer service and sophisticated, advanced technology, such as PRC, will particularly benefit from this outsourcing trend.

STRATEGY

     PRC's objective is to become the premier full-service provider of telephone-based customer service and marketing solutions. The Company's strategy for achieving this objective is to offer high-quality, fully integrated services to its clients that are customized to address each client's unique needs, and to improve the quality and cost-effectiveness of the client's customer service and marketing operations. The Company seeks to implement this strategy through the following:

     I. "ONE-STOP" SOLUTIONS THROUGH FULLY INTEGRATED SERVICES. The Company's integration of teleservicing, database marketing and management, and fulfillment services as part of a one-stop solution provides a cost-effective and efficient method for its clients to manage their growing customer service and direct marketing needs. The Company is typically involved in all stages of formulating, designing and implementing its clients' customer service and marketing programs.

     II. INFORMATION SERVICES CAPABILITIES. Through the efforts of its information services group, which is currently comprised of over 200 information systems specialists, the Company is able to rapidly design, develop and implement application software for each client's unique customer service and marketing programs. PRC offers a wide array of services, including formulating, designing and customizing teleservicing applications, programming, and demographic and psychographic profiling. The Company believes that the services provided by its information systems specialists attract clients with long-term, complex teleservicing needs.

     III. ADVANCED TECHNOLOGY. The Company's sophisticated use of advanced technology enables it to develop and deliver solutions to its clients' complex customer service and marketing needs. CCPro, a call management software program, is able to predict when an overflow of inbound calls is imminent and automatically redirects inbound calls to outbound customer service representatives working on universal workstations. PRC On-Line, a proprietary software package, allows PRC clients to review their programs on line, in real time, to obtain comprehensive trend analyses and to instantly alter program parameters.

     IV. RAPID DEPLOYMENT OF CALL CENTERS. PRC has the ability to have a call center fully operational in approximately 60 days, as demonstrated by the openings of two call centers in April 1996 and a call center in each of June, September and December 1996. This ability to rapidly expand its capacity has enabled the Company to timely respond to its clients' needs and to compete effectively for new business opportunities.

     V. LONG-TERM CLIENT RELATIONSHIPS. The Company seeks to develop long-term client relationships by becoming an integral part of its clients' overall customer service and marketing efforts. Dedicated account services teams, comprised of representatives of the teleservices, information services and fulfillment departments, are assigned to and work closely with each client to formulate, design, implement, and operate the client's program throughout its term. In addition, the Company's customer service representatives typically are trained for and work on only one client's program. This close working relationship and continuity of personnel positions PRC as a strategic partner with its clients.

     VI. STRONG COMMITMENT TO QUALITY. PRC strives to achieve the highest quality standards in the industry. Approximately 97% of PRC's customer service representatives currently are full-time, which the Company believes results in greater stability and quality in the workforce. The Company utilizes a rigorous screening process for new hires and extensive classroom and on-the-job training programs. Each representative's performance is monitored regularly by a quality assurance team, and the client commitment team ensures that the Company fulfills its commitments in connection with each client program in a timely manner.

     The Company is a Florida corporation and its principal executive office is located at 1505 N.W. 167th Street, Miami, Florida 33169. Its telephone number is
(305) 626-4600.

                                  THE OFFERING

Common Stock offered by the Company...     1,500,000 shares

Common Stock offered by the Selling
Shareholders..........................     3,240,000 shares

Common Stock to be outstanding after
this offering.........................     21,500,000 shares(1)

Nasdaq National Market Symbol.........     PRRC

Use of proceeds by the Company........     Call center expansion, other capital
                                           expenditures necessary to support
                                           growth, working capital and other
                                           general corporate purposes.
---------------

(1) Excludes 1,104,750 shares of Common Stock issuable upon exercise of stock options granted under the Company's Stock Plans as of January 2, 1997, of which options for 21,000 shares have exercise prices of $0.01 per share and options for 1,083,750 shares have exercise prices equal to the fair market value per share of the Common Stock on the date of grant of the options, with a weighted average exercise price of $28.76 per share. Also excludes 923,518 additional shares of Common Stock reserved for future issuance under the Company's Stock Plans. See "Management -- Employee Stock Plan and Director Stock Plan" and Note 11 of Notes to Financial Statements.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The following table presents certain summary financial and operating data as of and for each of the periods indicated. The financial data for the five years ended December 31, 1991, 1992, 1993, 1994 and 1995 have been derived from the audited financial statements of the Company. The financial data for the nine months ended September 30, 1995 and 1996 are derived from the Company's unaudited financial statements which, in the opinion of management, include all adjustments (which consist only of normal recurring accruals) necessary for a fair presentation of the financial position and results of operations of the Company for such interim periods. Such unaudited financial statements have been reviewed by Coopers & Lybrand L.L.P. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company included elsewhere in this Prospectus.

                                                                                                        NINE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                                  --------------------------------------------------   --------------------
                                                   1991      1992      1993      1994        1995       1995        1996
                                                  -------   -------   -------   -------   ----------   -------   ----------
                                                                   ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
  Revenues......................................  $16,206   $16,107   $18,218   $14,998      $30,204   $20,439      $63,592
  Operating income (loss).......................    1,955       725       265       (81)       1,828     1,256        6,904
  Net income (loss)(1)..........................    1,849       539      (246)     (372)       1,456       988        5,137
  Pro forma net income (loss)(1)................    1,132       292      (200)     (286)         837       568        3,800
  Pro forma net income per common
    share(1)(2)(3)..............................                                             $  0.05                $  0.22
  Weighted average number of common shares
    outstanding(2)..............................                                          16,527,061             17,439,658
NUMBER OF WORKSTATIONS (AT END OF PERIOD).......      120       320       320       320          550       550        2,610(4)

                                                                 SEPTEMBER 30, 1996
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(5)
                                                              -------   --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................................  $28,488      $ 77,901
  Total assets..............................................   76,334       125,747
  Short-term obligations(6).................................    1,644         1,644
  Long-term obligations, less current maturities............    5,749         5,749
  Shareholders' equity......................................   50,353        99,766

(1) Prior to the Company's initial public offering of Common Stock (the "Initial Public Offering"), the Company was an S corporation and not subject to Federal and Florida corporate income taxes. On July 16, 1996, the Company revoked its S election and changed its tax status from an S corporation to a C corporation, recorded deferred income taxes totaling $90,000 and began providing for Federal and Florida corporate income taxes from and after that date. The statement of operations data reflects a pro forma provision (benefit) for income taxes as if the Company were subject to Federal and Florida corporate income taxes for all periods. This pro forma provision (benefit) for income taxes is computed using a combined Federal and state tax rate of 37.6%. See Note 10 of Notes to Financial Statements.

(2) The actual weighted average numbers of common shares outstanding for the year ended December 31, 1995 and the nine months ended September 30, 1996 were 16,400,000 and 17,345,985, respectively; however, as required by generally accepted accounting principles, the weighted average number of common shares outstanding has been increased by 127,061 shares (weighted for the applicable period), which shares are not actually outstanding. This number is equal to the number of shares which, when multiplied by $14.50 per share (the price in the Initial Public Offering), would have been sufficient to replace the amount of the Dividend (see "Distribution of S

    Corporation Earnings") in excess of pro forma earnings for the twelve months ended June 30, 1996. See Note 10 of Notes to Financial Statements.

(3) Supplemental pro forma net income per common share would have been $0.06 per share and $0.22 per share for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively, giving effect to the use of a portion of the net proceeds of the Initial Public Offering to repay the Company's bank borrowings at January 1, 1995, and assuming an increase in the weighted average number of common shares outstanding to 16,729,131 and 17,641,728, respectively (based on the price in the Initial Public Offering of $14.50 per share).

(4) Does not include approximately 600 additional workstations that the Company added in late December 1996.

(5) Adjusted to give effect to the sale of the Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds".

(6) Short-term obligations consist of short-term debt, if applicable, and current maturities of long-term obligations, which include notes payable, installment loans and capital leases.

                                  RISK FACTORS

     In addition to the other information set forth in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, or in the documents incorporated by reference herein, the words "anticipate", "believe", "estimate", "intend" and "expect" and similar expressions are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in this section.

FACTORS AFFECTING ABILITY TO MANAGE AND SUSTAIN GROWTH

     The Company has experienced rapid growth over the last year and in particular since the second quarter of 1996. This rapid growth may be expected to place a strain on the Company's operational and administrative resources. The Company's ability to manage and respond to this growth will be critical to its success. The Company anticipates continued growth to be driven primarily by industry trends towards outsourcing of telephone-based customer service and marketing operations and increased sales by the Company to new and existing clients and in new markets. Future growth will depend on a number of factors, including the effective and timely initiation and development of client relationships, opening of new call centers (including call centers located outside of Florida), and recruitment, motivation and retention of qualified personnel. Sustaining growth will also require the continuing enhancement of operational and financial systems and will require additional management, operational and financial resources. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business".

RELIANCE ON MAJOR CLIENTS AND KEY INDUSTRIES

     A substantial portion of the Company's revenue is generated from relatively few clients and the loss of a significant client or clients could have a materially adverse effect on the Company. The Company's five and two largest clients collectively accounted for 77.0% and 59.4%, respectively, of the Company's total revenues in 1995, and 82.6% and 76.2%, respectively, of the Company's total revenues for the first nine months of 1996. The Company's largest client in 1995 and the first nine months of 1996 was AT&T. The Company conducts business with several divisions of AT&T, which the Company considers to be separate clients. AT&T's various divisions, in the aggregate, accounted for approximately 42.1% and 71.6% of the Company's total revenues during 1995 and the first three quarters of 1996, respectively. As of December 31, 1995 and September 30, 1996, accounts receivable from the Company's five largest clients represented approximately 77.1% and 90.5%, respectively, of total accounts receivable. The Company is dependent upon the timely payment of these accounts and any default by these clients would adversely affect the Company's liquidity. Many of the Company's clients are concentrated in the telecommunications, transportation, consumer products and food and beverage industries. A trend in any of these industries not to use, or to reduce use of, outsourced telephone-based customer service, marketing, database marketing and management and fulfillment services could have a materially adverse effect on the Company's business. The Company generally operates under contracts which may be terminated by its clients on short notice. See "Business".

COMPETITIVE AND FRAGMENTED INDUSTRY; POTENTIAL FUTURE COMPETING TECHNOLOGIES AND TRENDS

     The industry in which the Company competes is very competitive and highly fragmented. PRC's competitors range in size from very small firms offering special applications and short-term projects to large independent firms and the in-house operations of many clients and potential clients. A number of competitors have capabilities and resources equal to, or greater than, the Company's. Some of the Company's services also compete with other forms of direct marketing such as television, radio, on-line services and the Internet, and other marketing media. There can be no assurance that, as the Company's industry continues to evolve, additional competitors with greater resources than the Company will not enter the industry (or particular segments of the industry) or that the Company's clients will not choose to conduct more of their telephone-based customer service or marketing activities internally. See "Business -- Competition".

     The telemarketing industry has grown significantly over the past ten years. The development of new forms of direct sales and marketing techniques, such as interactive home shopping through television, computer networks and other media, could have an adverse effect on the demand for the Company's services. In addition, the increased use of new telephone-based technologies, such as interactive voice response systems, could reduce the demand for certain of the Company's offerings. Moreover, the effectiveness of marketing by telephone could also decrease as a result of consumer saturation and increased consumer resistance to this direct marketing tool. Although the Company attempts to monitor industry trends and respond accordingly, there can be no assurance that the Company will be able to anticipate and successfully respond to such trends in a timely manner. See "Business".

DEPENDENCE ON LABOR FORCE

     The Company's industry is very labor intensive, has a high degree of part-time employees and has experienced high personnel turnover. Many of the Company's employees receive modest hourly wages. Although the Company believes that its percentage of part-time employees is relatively low and its turnover rate is low compared to that of its competitors, there can be no assurance that the Company will be able to maintain these employment conditions. A higher turnover rate among the Company's employees or an increase in the percentage of part-time employees would increase the Company's recruiting and training costs and decrease operating efficiencies and productivity. Some of the Company's services, particularly its technical help desk, the frequent flyer program and its technology-based inbound customer service, require specially trained employees. Growth in the Company's business will require it to recruit and train qualified personnel at an accelerated rate from time to time. There can be no assurance that the Company will be able to continue to hire, train and retain a sufficient labor force of qualified employees. A significant portion of the Company's costs consists of wages to hourly workers. An increase in hourly wages, costs of employee benefits or employment taxes could have a material adverse effect on the Company. See "Business -- Personnel and Training".

RELIANCE ON TECHNOLOGY

     The Company has invested significantly in sophisticated and specialized telecommunications and computer technology, and has focused on the application of this technology to provide customized solutions to meet its clients' needs. The Company anticipates that it will be necessary to continue to select, invest in and develop new and enhanced technology on a timely basis in the future in order to maintain its competitiveness. The Company's future success will also depend in part on its ability to continue to develop information technology solutions which keep pace with evolving industry standards and changing client demands. There can be no assurance that the Company will be successful in anticipating technological changes or in selecting and developing new and enhanced information technology on a timely basis. Although the Company believes that its systems are among the most advanced in the industry, its technological advantage arises from the sophisticated application of technology that is readily available to or could legally be duplicated by its competitors. There can be no assurance that this technological advantage can be maintained. In addition, the Company's business is highly dependent on its computer and telephone equipment and software systems, and the temporary or permanent loss of such equipment or systems, through casualty or operating malfunction, could have a materially adverse effect on the Company's business. The Company's business is not materially dependent on its ability to protect any intellectual property. See "Business -- Business Strategy" and "-- Technology".

DEPENDENCE ON KEY PERSONNEL

     The success of the Company depends in large part upon the abilities and continued service of its executive officers and other key employees such as Mark
J. Gordon and David L. Epstein, its Chief Executive Officer and President, respectively. While the Company has employment agreements with certain of its key personnel, there can be no assurance that the Company will be able to retain the services of such key personnel. The Company does not maintain key person insurance policies with respect to its key personnel. The loss of key personnel could have a materially adverse effect on the Company. In order to support its growth, the Company will be required to effectively recruit, develop and retain additional qualified management personnel. See "Management".

DEPENDENCE ON TELEPHONE SERVICE

     The Company's business is materially dependent on service provided by various local and long distance telephone companies. A significant increase in the cost of telephone services that is not recoverable through an increase in the pricing of the Company's services, or any significant interruption in telephone services, could have a materially adverse impact on the Company's business and operating margins.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY

     The Company has experienced and expects to continue to experience quarterly variations in revenues and operating income as a result of many factors, including the timing of clients' marketing campaigns and customer service programs, the timing of additional selling, general and administrative expenses and preoperating costs to acquire and support new business and changes in the Company's revenue mix among its various service offerings. In connection with certain contracts, the Company could incur costs in periods prior to recognizing revenue under those contracts. In addition, the Company must plan its operating expenditures based on revenue forecasts, and a revenue shortfall below such forecast in any quarter would likely adversely affect the Company's operating results for that quarter. The effects of seasonality on PRC's business have historically been obscured by its growing revenues. However, the Company's business tends to be slower in the first and third quarters due to client marketing programs which are typically slower in the post-holiday and summer months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results".

POTENTIAL VOLATILITY OF STOCK PRICE

     The market price for the Common Stock has risen substantially since the Initial Public Offering in July 1996. The Common Stock is quoted on the Nasdaq National Market, which has experienced, and is likely to experience in the future, significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. In addition, the trading price of the Common Stock could be subject to significant fluctuations in response to actual or anticipated variations in the Company's quarterly operating results and other factors, such as the introduction of new services or technologies by the Company or its competitors, changes in other conditions or trends in the Company's industry or in the industries of any of the Company's significant clients, changes in governmental regulation, changes in securities analysts' estimates of the Company's, or its competitors' or industry's future performance or general market conditions. General market price declines or market volatility in the future, or future declines or volatility in the prices of stock for companies in the Company's industry or sector, could also affect the market price of the Common Stock. See "Price Range of Common Stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results".

FUTURE CAPITAL NEEDS

     The Company believes that funds generated from operations and the proceeds from the Initial Public Offering, together with the net proceeds of this offering and available borrowings, will be sufficient to meet working capital and capital expenditure needs at least through 1997. The Company's long term capital requirements beyond 1997 will depend on many factors, including, but not limited to, the rate at which the Company expands its business. To the extent that the funds generated from the sources described above are insufficient to fund the Company's activities in the short or long term, the Company would need to raise additional funds through public or private financings. No assurance can be given that additional financing will be available or that, if available, it will be available on terms favorable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

CONTROL BY AND BENEFITS TO OFFICERS AND DIRECTORS

     Following completion of this offering, Mark J. Gordon and David L. Epstein, the Company's Chief Executive Officer and President, respectively, will beneficially own 33.9% and 22.1%, respectively, of the outstanding Common Stock (32.0% and 20.7% if the Underwriters' over-allotment option is exercised in full). As a result, Mr. Gordon and Mr. Epstein will continue to be able to elect the entire Board of Directors of the Company and to control the outcome of all other matters requiring action by its shareholders. Such voting concentration may have the effect of discouraging, delaying or preventing a change in control of the Company. Mr. Gordon and Mr. Epstein are also Selling Shareholders in this offering. See "Management" and "Principal and Selling Shareholders".

GOVERNMENT REGULATION

     The Company's industry has become subject to an increasing amount of Federal and state regulation in the past five years. The rules of the Federal Communications Commission (the "FCC") under the Federal Telephone Consumer Protection Act of 1991, among other things, limit the hours during which telemarketers may call consumers and prohibit the use of automated telephone dialing equipment to call certain telephone numbers. The FCC, private individuals and state attorneys general may seek both injunctive and monetary relief for violation of these FCC rules. Monetary damages may be awarded for the greater of actual damages or $1,500 per offense for willful violation of these rules. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the "TCFAPA") broadly authorizes the Federal Trade Commission (the "FTC") to issue regulations prohibiting misrepresentation in telephone sales. In August 1995, the FTC issued regulations under the TCFAPA which, among other things, require certain price, warranty, refund and payment disclosures when placing telephone solicitation calls and specifically address other perceived telemarketing abuses in the offering of prizes and the sale of business opportunities or investments. The FTC, private individuals and state attorneys general may seek both injunctive and monetary damages for violation of these FTC rules. Penalties may range up to $10,000 for each intentional violation of these rules. The Company's operating procedures comply with the telephone solicitation rules of the FCC and FTC. However, there can be no assurance that additional Federal or state legislation, or changes in regulatory implementation, would not limit the activities of the Company or its clients in the future or significantly increase the cost of regulatory compliance.

     Several of the industries in which the Company's clients operate are subject to varying degrees of government regulation. Generally, compliance with these regulations is the responsibility of the Company's clients. However, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations. See "Business -- Government Regulation".

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. Upon closing of this offering (and assuming no exercise of any stock options), the Company will have a total of 21,500,000 shares of Common Stock outstanding, of which 9,340,000 (10,050,000 if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining 12,160,000 shares are "restricted securities" as defined by

Rule 144 promulgated under the Securities Act. Beginning 180 days after the date of this Prospectus, upon the expiration of lock-up agreements with the Underwriters, 10,970,000 of these shares will be available for sale in the public market subject to compliance with Rule 144 volume and other requirements. The remaining 1,190,000 shares of restricted securities will be eligible for sale beginning in February 1998, in compliance with Rule 144 volume and other requirements. The Company has registered for issuance or resale the 2,028,268 shares of Common Stock reserved for issuance under the Stock Plans. As of January 2, 1997, options to purchase 1,104,750 shares had been granted and are outstanding under the Stock Plans, of which options to purchase 5,000 shares were then currently exercisable, options to purchase 19,000 shares became exercisable in January 1997, and options to purchase the remaining 1,080,750 shares become exercisable at varying times thereafter. In connection with their employment agreements with the Company, Messrs. Gordon, Epstein, Mondre and Murray and their affiliates have been granted certain rights with respect to the registration of their Common Stock under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, Messrs. Gordon, Epstein, Mondre and Murray and their affiliates are entitled to include at the Company's expense all or a portion of their shares therein, subject to certain conditions. Messrs. Gordon and Epstein may also require the Company to register all or a portion of their shares under the Securities Act at the Company's expense in the event of the termination of their employment for any reason, subject to certain conditions. See "Management -- Employee Stock Plan and Director Stock Plan," "Principal and Selling Shareholders," "Shares Eligible for Future Sale" and "Underwriting".

CERTAIN FLORIDA STATUTORY PROVISIONS

     Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority vote of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law also authorizes the Company to indemnify the Company's directors, officers, employees and agents. The Company has adopted Articles of Incorporation (the "Articles") and Bylaws (the "Bylaws") with such an indemnity provision and has entered into indemnification agreements with all of its executive officers and directors. See "Description of Capital Stock -- Certain Statutory Provisions" and "Management -- Limitation of Liability and Indemnification Matters".

EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS

     The Articles and Bylaws contain certain provisions that could discourage potential takeover attempts and make attempts by the Company's shareholders to change management more difficult. Such provisions include the requirement that the Company's shareholders follow an advance notification procedure for certain shareholder nominations of candidates for the Board of Directors and for new business to be conducted at any meeting of the shareholders. The Articles also provide that special meetings of the shareholders may only be called by the Board of Directors or the holders of not less than 50% of all votes entitled to be cast on any issue to be considered at the special meeting. The Articles further require that any actions by the shareholders of the Company may be taken only upon the vote of the shareholders at a meeting and may not be taken by written consent. In addition, the Articles allow the Board of Directors to issue up to 25,000,000 shares of preferred stock and to fix the rights, privileges and preferences of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by the Company in the future. While the Company has no present intention to issue preferred stock, any such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. See "Description of Capital
Stock -- Certain Charter and Bylaw Provisions".

                     DISTRIBUTION OF S CORPORATION EARNINGS

     Prior to the Initial Public Offering, the Company was treated for Federal and Florida income tax purposes as an S corporation under the Internal Revenue Code of 1986, as amended (the "Code"), and comparable state tax laws. As a result, earnings of the Company were taxed for Federal and Florida income tax purposes directly to the shareholders of the Company, rather than to the Company. In connection with the Initial Public Offering, the Company was converted from an S corporation to a C corporation under the Code. The Company's Board of Directors declared a cash dividend payable to the Company's shareholders of record prior to the Initial Public Offering (which included certain affiliates of the Selling Shareholders) (the "Dividend"). The Dividend was intended to be equal to the Company's accumulated taxable income prior to conversion to a C corporation, to the extent such taxable income had not previously been distributed. The actual amount of the Dividend was $5.2 million. A portion of the net proceeds received by the Company from the Initial Public Offering was used to pay the Dividend.

     The Company and its shareholders who received the Dividend are parties to an S Corporation Tax Allocation and Indemnification Agreement (the "Tax Agreement") relating to their respective income tax liabilities. The Tax Agreement indemnifies such shareholders for any adjustments causing an increase in the shareholders' Federal and state income tax liability (including interest and penalties) related to the Company's tax years prior to the consummation of the Initial Public Offering, unless such adjustments result in or are related to a corresponding decrease in the shareholders' Federal and state income tax liability with respect to another S corporation taxable year. Subject to certain limitations, the Tax Agreement also provides that the Company will be indemnified by the shareholders with respect to Federal and state income taxes (plus interest and penalties) shifted from an S corporation taxable year to a Company taxable year subsequent to the consummation of the Initial Public Offering. Since the shareholders have not given any security for their indemnification obligation, the Company's ability to collect such payments is dependent upon the financial condition of the shareholders at the time any such indemnification obligation arises. The Company is not aware of any tax adjustments which may arise under the Tax Agreement. The Tax Agreement further provides that to the extent that the accumulated taxable income of the Company prior to its conversion to a C corporation, as subsequently established in connection with the filing of the Company's tax return for the Company's short S corporation tax year, is less than the Dividend, the shareholders who received the Dividend will make a payment equal to such difference to the Company, and if such accumulated taxable income is greater than the Dividend, the Company will make an additional distribution equal to such difference to such shareholders, in either case, with interest thereon. Any payment made by the Company to the shareholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or the state taxing authorities to be nondeductible by the Company for income tax purposes. See Note 10 of Notes to Financial Statements.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from this offering are estimated to be approximately $49.4 million after deducting underwriting discounts and estimated offering expenses. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

     The principal purpose of this offering is to provide additional capital needed to support the Company's continued expansion and growth. The Company will use the net proceeds for call center expansion, other capital expenditures necessary to support growth, working capital and other general corporate purposes. The Company's capital expenditures for the fourth quarter of 1996 were approximately $20.3 million, including approximately $7.0 million for the new 600 workstation call center the Company opened in its new Miami facility in late December 1996. The Company expects its capital expenditures for 1997 to be approximately $45.0 million, including approximately $31.0 million to be used for the five call centers the Company expects to open in 1997. Each such call center is expected to have approximately 500 workstations and cost approximately $6.2 million, primarily for telecommunications equipment, computer hardware and cabling, software, furniture and leasehold improvements. It is also expected that during 1997 the Company will spend approximately $14.0 million for computer hardware, software and furniture to support operations. The balance of the net proceeds, if any, will be used for working capital. Pending such uses, the Company intends to invest the net proceeds of this offering in short-term interest-bearing instruments.

                                DIVIDEND POLICY

     The Company currently intends to retain future earnings to finance its growth and development and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's revolving credit facility restricts the payment of cash dividends by the Company. Payment of any future dividends will depend upon the future earnings and capital requirements of the Company and other factors which the Board of Directors considers appropriate. No dividends were paid to the shareholders in 1993, 1994 and 1995. For certain information regarding the Dividend paid by the Company in 1996, see "Distribution of S Corporation Earnings".

                          PRICE RANGE OF COMMON STOCK

     Since the Initial Public Offering, the Company's Common Stock has been quoted on the Nasdaq National Market under the symbol "PRRC". Prior to the Initial Public Offering, the Common Stock was not listed or quoted on any organized market system. The following table sets forth for the periods indicated the high and low closing sales prices of the Common Stock as reported on the Nasdaq National Market during such period:

                                                            HIGH      LOW
                                                            ----      ---
Third Quarter of 1996 (from July 17, 1996)................  $38 1/2    $16 3/4
Fourth Quarter of 1996....................................   44 1/2     34 1/2
First Quarter of 1997 (through January 29, 1997)..........   36         34 1/16

     On January 29, 1997, the last reported sale price of the Common Stock reported on the Nasdaq National Market was $36.00 per share. As of December 31, 1996, there were approximately 50 holders of record of the Common Stock and the Company estimates, based upon information provided by brokers, that it has in excess of 700 beneficial owners of its Common Stock.

                                 CAPITALIZATION

     The following table sets forth the cash and cash equivalents, short-term obligations and capitalization of the Company at September 30, 1996 and as adjusted to reflect the application of the net proceeds from the issuance and sale by the Company of 1,500,000 shares of Common Stock offered hereby. See "Use of Proceeds". This table should be read in conjunction with the Company's Financial Statements and notes thereto appearing elsewhere in this Prospectus.

                                                                 SEPTEMBER 30, 1996
                                                              ------------------------
                                                                    (UNAUDITED)
                                                              ACTUAL       AS ADJUSTED
                                                              -------      -----------
                                                                   (IN THOUSANDS)
Cash and cash equivalents(1)................................  $10,946       $ 60,359
                                                              =======       ========
Short-term obligations(2)...................................  $ 1,644       $  1,644
                                                              =======       ========
Long-term obligations, less current maturities..............  $ 5,749       $  5,749
                                                              -------       --------
Shareholders' equity:
  Preferred stock, $0.01 par value per share, 25,000,000
     shares authorized, none issued and outstanding.........       --             --
  Common stock, $0.01 par value per share, 100,000,000
     shares authorized; 20,000,000 shares issued and
     outstanding actual; and 21,500,000 shares issued and
     outstanding as adjusted(3).............................      200            215
Additional paid-in capital..................................   47,715         97,113
Retained earnings...........................................    2,681          2,681
Unearned compensation(4)....................................     (243)          (243)
                                                              -------       --------
          Total shareholders' equity........................   50,353         99,766
                                                              -------       --------
          Total capitalization..............................  $56,102       $105,515
                                                              =======       ========

---------------

(1) Does not include amounts available for use by the Company under its three-year, $15 million revolving credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of
     Operations -- Liquidity and Capital Resources".
(2) Consists of current maturities of long-term obligations, which includes notes payable, installment loans and capital leases.
(3) Excludes 1,104,750 shares of Common Stock issuable upon exercise of stock options granted under the Company's Stock Plans as of January 2, 1997, of which options for 21,000 shares have exercise prices of $0.01 per share and options for 1,083,750 shares have exercise prices equal to the fair market value per share of the Common Stock on the date of grant of the options, with a weighted average exercise price of $28.76 per share. Also excludes 923,518 additional shares of Common Stock reserved for future issuance under the Company's Stock Plans. See "Management -- Employee Stock Plan and Director Stock Plan" and Note 11 of Notes to Financial Statements.
(4) Represents the unamortized portion of the difference between the fair market value on the date of grant of an option to purchase 21,000 shares of Common Stock and the total exercise price of such option. See Note 11 of Notes to Financial Statements.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following selected financial and operating data are qualified by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and notes thereto included elsewhere in this Prospectus. The Statement of Operations Data presented below for 1995 and the Balance Sheet Data as of December 31, 1995 have been derived from the Company's Financial Statements included elsewhere in this Prospectus, which have been audited by Coopers & Lybrand L.L.P. The Statement of Operations Data presented below for 1993 and 1994 and the Balance Sheet Data as of December 31, 1994 have been derived from the Company's Financial Statements included elsewhere in this Prospectus, which have been audited by Gurland & Goldberg, P.A. The Statement of Operations Data presented below for 1991 and 1992 and the Balance Sheet Data as of December 31, 1991, 1992 and 1993 have been derived from audited financial statements not included herein. The Statement of Operations Data for each of the nine-month periods ended September 30, 1995 and 1996 and the Balance Sheet Data as of September 30, 1996 have been derived from the unaudited financial statements of the Company included elsewhere in this Prospectus. Such unaudited financial statements have been reviewed by Coopers & Lybrand L.L.P. In the opinion of management, the unaudited financial statements include all normal and recurring adjustments necessary for a fair presentation of the results for such periods. The selected financial and operating data for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for 1996.

                                                                                                       NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                                 --------------------------------------------------   --------------------
                                                  1991      1992      1993      1994        1995       1995        1996
                                                 -------   -------   -------   -------   ----------   -------   ----------
                                                                  ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues...................................... $16,206   $16,107   $18,218   $14,998   $   30,204   $20,439   $   63,592
                                                 -------   -------   -------   -------   ----------   -------   ----------
  Cost of services..............................   8,712     7,759    10,675     9,070       18,372    12,620       41,021
  Preoperating costs............................      --        --        --        --          573        76        1,048
  Selling, general and administrative
    expenses....................................   5,539     7,623     7,278     6,009        9,431     6,487       14,619
                                                 -------   -------   -------   -------   ----------   -------   ----------
  Total operating expenses......................  14,251    15,382    17,953    15,079       28,376    19,183       56,688
                                                 -------   -------   -------   -------   ----------   -------   ----------
  Operating income (loss).......................   1,955       725       265       (81)       1,828     1,256        6,904
  Other income (expense):
    Interest income.............................      --        --        --        --           19        19          223
    Interest expense............................    (106)     (150)     (197)     (292)        (391)     (287)        (783)
    Gain (loss) on disposal of assets...........      --       (36)     (314)        1           --        --           --
                                                 -------   -------   -------   -------   ----------   -------   ----------
  Income (loss) before income taxes.............   1,849       539      (246)     (372)       1,456       988        6,344
  Income taxes..................................      --        --        --        --           --        --        1,207
                                                 -------   -------   -------   -------   ----------   -------   ----------
  Net income (loss)............................. $ 1,849   $   539   $  (246)  $  (372)  $    1,456   $   988   $    5,137
                                                 =======   =======   =======   =======   ==========   =======   ==========
  Pro forma data (unaudited):
    Income (loss) before pro forma income
      taxes..................................... $ 1,849   $   539   $  (246)  $  (372)  $    1,456   $   988   $    6,344
    Pro forma provision (benefit) for income
      taxes relating to S Corporation(1)........     717       247       (46)      (86)         619       420        2,544
                                                 -------   -------   -------   -------   ----------   -------   ----------
    Pro forma net income (loss)(1).............. $ 1,132   $   292   $  (200)  $  (286)  $      837   $   568   $    3,800
                                                 =======   =======   =======   =======   ==========   =======   ==========
    Pro forma net income per common
      share(1)(2)(3)............................                                         $     0.05             $     0.22
                                                                                         ==========             ==========
    Weighted average number of common shares
      outstanding(2)............................                                         16,527,061             17,439,658
                                                                                         ==========             ==========
NUMBER OF WORKSTATIONS (AT END OF PERIOD).......     120       320       320       320          550       550        2,610(4)

                                                               DECEMBER 31,                      SEPTEMBER 30, 1996
                                               --------------------------------------------   ------------------------
                                                1991     1992     1993     1994      1995     ACTUAL    AS ADJUSTED(5)
                                               ------   ------   ------   -------   -------   -------   --------------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital (deficit)..................  $  961   $  (11)  $  160   $(1,423)  $ 1,365   $28,488      $ 77,901
  Total assets...............................   5,148    6,392    7,933     7,737    12,713    76,334       125,747
  Short-term obligations(6)..................     296    1,128    2,084     2,499     1,182     1,644         1,644
  Long-term obligations, less current
    maturities...............................     737      776    1,565     1,020     3,924(7)  5,749         5,749
  Shareholders' equity.......................   2,147    2,186    1,940     1,474     2,816    50,353        99,766

---------------

(1) Prior to the Initial Public Offering, the Company was an S corporation and not subject to Federal and Florida corporate income taxes. On July 16, 1996, the Company revoked its S election and changed its tax status from an S corporation to a C corporation, recorded deferred income taxes totaling $90,000 and began providing for Federal and Florida corporate income taxes from and after that date. The statement of operations data reflects a pro forma provision (benefit) for income taxes as if the Company were subject to Federal and Florida corporate income taxes for all periods. This pro forma provision (benefit) for income taxes is computed using a combined Federal and state tax rate of 37.6%. See Note 10 of Notes to Financial Statements.
(2) The actual weighted average numbers of common shares outstanding for the year ended December 31, 1995 and the nine months ended September 30, 1996 were 16,400,000 and 17,345,985, respectively; however, as required by generally accepted accounting principles, the weighted average number of common shares outstanding has been increased by 127,061 shares (weighted for the applicable period), which shares are not actually outstanding. This number is equal to the number of shares which, when multiplied by $14.50 per share (the price in the Initial Public Offering), would have been sufficient to replace the amount of the Dividend (see "Distribution of S Corporation Earnings") in excess of pro forma earnings for the twelve months ended June 30, 1996. See Note 10 of Notes to Financial Statements.
(3) Supplemental pro forma net income per common share would have been $0.06 per common share and $0.22 per share for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively, giving effect to the use of a portion of the net proceeds of the Initial Public Offering to repay the Company's bank borrowings at January 1, 1995, and assuming an increase in the weighted average number of common shares outstanding to 16,729,131 and 17,641,728, respectively (based on the price in the Initial Public Offering of $14.50 per share).
(4) Does not include approximately 600 additional workstations that the Company added in late December 1996.
(5) Adjusted to give effect to the sale of the Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds".
(6) Short-term obligations consist of short-term debt, if applicable, and current maturities of long-term obligations, which include notes payable, installment loans and capital leases.
(7)  Includes outstanding balance of revolving credit loan.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the Company's results of operations and its liquidity and capital resources should be read in conjunction with "Selected Financial and Operating Data" and the Financial Statements of the Company and related notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

     PRC was incorporated in 1982 as a fulfillment company. In order to better serve the customer service and marketing needs of its clients, the Company expanded its services to include database marketing and management in 1984, and began offering teleservices in 1988. Over the next five years, PRC's teleservices activities grew dramatically, primarily as a result of the Company's work with The Upjohn Company and its national marketing program for its Rogaine product. This program represented 70.7%, 65.2% and 36.5% of the Company's total revenues for 1991, 1992 and 1993, respectively.

     In 1993, the Company made a strategic decision to focus on becoming a full-service provider of integrated services in order to attract large corporate clients with a variety of ongoing telephone-based customer service and marketing needs. The Company believed that this strategy would position it as a strategic partner with its clients and lead to the establishment of long-term relationships. To implement its strategy, the Company made significant investments in management, personnel, systems, facilities and equipment. From 1993 through September 30, 1996, investments in systems, facilities and equipment, including the value of all leased equipment, have amounted to approximately $34 million.

     In 1994, The Upjohn Company effected a change in its marketing strategy for the Rogaine product and elected not to extend its program with the Company. However, the Company continued to expand services to existing clients and to attract new clients. For clients other than The Upjohn Company, the Company's total revenues grew from $11.6 million for 1993 to $30.2 million for 1995 and to $63.6 million for the first nine months of 1996.

     Today PRC offers its customers single source, integrated solutions for their teleservicing, database marketing and management, and fulfillment needs. The Company focuses its teleservicing activities on inbound (customer-initiated) calls. Approximately 92.3% of the Company's 1995 teleservicing revenues (and approximately 62.2% of PRC's overall revenues) were derived from inbound calls. For the first nine months of 1996, approximately 75.5% of the Company's teleservicing revenues (and approximately 51.2% of the Company's overall revenues) were derived from inbound calls.

     Prior to the Initial Public Offering, the Company elected for Federal and Florida income tax purposes to be treated as an S corporation under the Code and comparable state tax laws. As a result, earnings of the Company were taxed for Federal and Florida income tax purposes directly to the shareholders of the Company, rather than to the Company. Immediately prior to the Initial Public Offering, the Company revoked its S election and converted from an S corporation to a C corporation. The statement of operations data for all periods includes a provision (benefit) for Federal and state income taxes as if the Company were subject to Federal and Florida corporate income taxes for all periods. This pro forma provision (benefit) is computed using a combined Federal and state tax rate of 37.6%. See "Distribution of S Corporation Earnings" and Note 10 of Notes to Financial Statements.

RESULTS OF OPERATIONS

     The following table sets forth Statement of Operations data as a percentage of revenues for the periods indicated:

                                                                                         NINE MONTHS
                                                                                            ENDED
                                                          YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                                         -------------------------     ---------------
                                                         1993      1994      1995      1995      1996
                                                         -----     -----     -----     -----     -----
    Revenues...........................................  100.0%    100.0%    100.0%    100.0%    100.0%
    Cost of services...................................   58.6      60.5      60.8      61.8      64.5
    Preoperating costs.................................     --        --       1.9       0.4       1.6
    Selling, general and administrative expenses.......   40.0      40.1      31.2      31.7      23.0
                                                         -----     -----     -----     -----     -----
      Operating income (loss)..........................    1.4      (0.6)      6.1       6.1      10.9
    Interest income....................................     --        --       0.1       0.1       0.3
    Interest expense...................................   (1.1)     (1.9)     (1.3)     (1.4)     (1.2)
    Gain (loss) on disposal of assets..................   (1.7)       --        --        --        --
                                                         -----     -----     -----     -----     -----
      Income (loss) before income taxes................   (1.4)     (2.5)      4.9       4.8      10.0
      Income taxes.....................................     --        --        --        --       1.9
                                                         -----     -----     -----     -----     -----
    Net income (loss)(1)...............................   (1.4)%    (2.5)%     4.9%      4.8%      8.1%
                                                         =====     =====     =====     =====     =====
    PRO FORMA DATA:
      Income (loss) before pro forma income taxes......   (1.4)%    (2.5)%     4.9%      4.8%     10.0%
      Pro forma provision (benefit) for income
        taxes(1).......................................   (0.3)     (0.6)      2.1       2.0       4.0
                                                         -----     -----     -----     -----     -----
      Pro forma net income (loss)(1)...................   (1.1)%    (1.9)%     2.8%      2.8%      6.0%
                                                         =====     =====     =====     =====     =====

---------------

(1) Prior to the Initial Public Offering, the Company was an S corporation and not subject to Federal and Florida corporate income taxes. The statement of operations data reflects a pro forma provision (benefit) for income taxes as if the Company were subject to Federal and Florida corporate income taxes for all periods. This pro forma provision (benefit) for income taxes is computed using a combined Federal and state tax rate of 37.6%. See Note 10 of Notes to Financial Statements.

  NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

     Revenues. Revenues increased $43.2 million, or 211.1%, to $63.6 million for the nine months ended September 30, 1996 from $20.4 million for the comparable period of 1995. Teleservicing activities, principally inbound services, accounted for the majority of the change with an increase in revenues of $29.2 million, or 210.1%, to $43.1 million for the nine months ended September 30, 1996 from $13.9 million for the comparable period of 1995. Growth in teleservicing revenues resulted primarily from the addition of several new programs for existing clients in the telecommunications industry as well as the addition of new clients in the telecommunications equipment and transportation industries. For the nine months ended September 30, 1996, revenues for information services in conjunction with teleservicing activities increased $11.8 million, or 310.0%, to $15.6 million from $3.8 million for the comparable period of 1995. Information services include the design, development and implementation of software applications for use in a particular client program and the integration of the Company's systems with those of its clients. The large increase in information services revenues resulted primarily from increased development of systems for use in client programs. Included in information services revenues for the nine months ended September 30, 1996 was $8.0 million related to a special client project. This project was much larger in scope than the traditional services performed in connection with teleservicing activity and is not expected to recur.

     Cost of Services. Cost of services represents labor and telephone expenses directly related to revenue generating activities, each department's management salaries and equipment depreciation, and amortization of capitalized software development costs. Cost of services increased to $41.0 million for the nine months ended September 30, 1996 from $12.6 million for the comparable period of 1995, an increase of $28.4 million, or 225.1%. The increase in cost of services resulted primarily from the addition of new employees to staff expanded operations and increased telecommunications costs related to new teleservicing programs. As a percentage of revenues, cost of services increased to 64.5% for the nine months ended September 30, 1996 from 61.8% for the comparable period of 1995. The increase in cost of services as a percentage of revenues was attributable primarily to volume pricing for large teleservicing programs, and was partially offset by a special client project in the first nine months of 1996 that generated higher margins than the Company's overall business.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses represent the cost of central services the Company provides to support and manage its departmental activities, including senior management, facilities expenses (including operating leases), and other support functions such as sales and marketing, human resources and accounting. Selling, general and administrative expenses increased $8.1 million, or 125.3%, to $14.6 million for the nine months ended September 30, 1996 from $6.5 million for the comparable period of 1995. The increase in selling, general and administrative expenses resulted primarily from costs associated with additional personnel and operating leases necessary to support the Company's growth, as well as increased commission expenses related to the increase in revenues. As a percentage of revenues, selling, general and administrative expenses decreased to 23.0% for the nine months ended September 30, 1996 from 31.7% for the comparable period of 1995. The decrease in selling, general and administrative expenses as a percentage of revenues resulted from the Company's overhead being absorbed by an increased base of revenues.

     Preoperating Costs. Preoperating costs include certain incremental costs incurred at a facility prior to the commencement of operations, including rent, new-hire salaries and expenses for utilities, equipment leases and security. Preoperating costs increased to $1,047,000, or 1.6% of revenues, for the nine months ended September 30, 1996, from $76,000, or 0.4% of revenues for the comparable period of 1995. For the nine months ended September 30, 1996, preoperating costs primarily related to the opening of five call centers totaling approximately 2,100 workstations.

     Interest Income. Interest income increased to $223,000, or 0.3% of revenues, for the nine months ended September 30, 1996 from $20,000, or 0.1% of revenues, for the comparable period of 1995. The increase in interest income resulted from the investment of a portion of the proceeds from the Initial Public Offering.

     Interest Expense. Interest expense increased to $783,000, or 1.2% of revenues, for the nine months ended September 30, 1996 from $287,000, or 1.4% of revenues, for the comparable period of 1995. The increase in interest expense reflected higher average outstanding borrowings prior to completion of the Initial Public Offering (which were used to finance working capital needs, to open new facilities and to purchase related equipment) partially offset by lower interest rates on credit facility borrowings.

     Income Taxes. Prior to the Initial Public Offering, the Company included its income and expenses with those of its shareholders for Federal and state income tax purposes (an S corporation election). Accordingly, the statements of operations for the nine months ended September 30, 1995, and the period from January 1, 1996 through July 16, 1996 do not include a provision for Federal or state income taxes.

     Pro Forma Net Income. Pro forma net income increased 569.1% to $3.8 million, or 6.0% of revenues, for the nine months ended September 30, 1996 compared to pro forma net income of $568,000, or 2.8% of revenues, for the comparable period of 1995. Pro forma net income includes a pro forma provision for Federal and state income taxes. See Note 10 of Notes to Financial Statements.

  1995 COMPARED TO 1994

     Revenues. Revenues increased $15.2 million, or 101.4%, to $30.2 million for 1995 from $15.0 million for 1994. Teleservicing activities, principally inbound services, accounted for the majority of the change with an increase in revenues of $12.5 million, or 160.3%, to $20.3 million for 1995 from $7.8 million for 1994. Growth in teleservicing revenues was primarily a result of increased activity from existing clients, principally in the transportation industry, and the addition of new clients in the telecommunications industry. Revenues for information services in conjunction with teleservicing activities increased $2.2 million, or 73.3%, to $5.2 million for 1995 from $3.0 million for 1994.

     Cost of Services. Cost of services increased to $18.4 million for 1995 from $9.1 million for 1994, an increase of $9.3 million, or 102.6%, primarily as a result of the addition of new employees to staff expanded operations. As a percentage of revenues, cost of services was 60.8% for 1995 and 60.5% for 1994.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $3.4 million, or 56.7%, to $9.4 million for 1995 from $6.0 million for 1994, primarily as a result of increased administrative and recruiting costs necessary to support the Company's growth, as well as increased salaries for additional sales and marketing personnel. As a percentage of revenues, however, these expenses decreased to 31.2% for 1995 from 40.1% for 1994. This percentage decrease was primarily attributable to a high level of management and related costs relative to revenues in 1994 as the Company was positioning itself for anticipated growth by expanding its management team.

     Preoperating Costs. Preoperating costs incurred in 1995 primarily relate to the opening of a call center in January 1996 originally containing 430 workstations.

     Interest Expense. Interest expense, net of interest income, increased slightly to $372,000, or 1.2% of revenues, for 1995 from $292,000, or 1.9% of revenues, for 1994. This increase reflected higher average outstanding borrowings which were used to finance working capital needs, to open new facilities and to purchase related equipment.

     Pro Forma Net Income. Pro forma net income increased to $837,000, or 2.8% of revenues, for 1995 compared to a pro forma net loss of $286,000, or 1.9% of revenues, for 1994. Pro forma net income (loss) includes a pro forma provision (benefit) for Federal and state income taxes. See Note 10 of Notes to Financial Statements.

  1994 COMPARED TO 1993

     Revenues. Revenues decreased $3.2 million, or 17.7%, to $15.0 million for 1994 from $18.2 million for 1993. This decrease was principally due to the loss of revenues ($5.7 million from 1993) associated with the discontinuance of The Upjohn Company's Rogaine program with the Company due to a change in The Upjohn Company's marketing strategy. This program, which began in 1988, was completed in early 1994. Revenues from clients other than The Upjohn Company increased $2.5 million, or 21.6%, to $14.1 million for 1994 from $11.6 million for 1993. Revenues from teleservicing activities, principally inbound services, for clients other than The Upjohn Company increased $1.1 million, or 17.1%, to $7.3 million for 1994 from $6.2 million for 1993. The growth in teleservicing revenues was primarily a result of increased activity from existing clients, principally in the food and beverage industry, as well as from the addition of new clients in the transportation and financial services industries. Revenues for information services and account services in conjunction with teleservicing activities from clients other than The Upjohn Company increased $1.2 million, or 38.1%, to $4.2 million for 1994 from $3.0 million for 1993.

     Cost of Services. Cost of services decreased to $9.1 million for 1994 from $10.7 million for 1993, a decrease of $1.6 million, or 15.0%. As a percentage of revenues, cost of services was 60.5% in 1994 and 58.6% in 1993.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $1.3 million, or 17.4%, to $6.0 million for 1994 from $7.3 million for 1993, primarily as a result of a decrease in compensation paid to shareholders in their capacities as employees of the Company in 1994 and a decrease in expenses incurred in 1993 associated with the winding down of The Upjohn Company's Rogaine program with the Company. This decrease was partially offset by an increase in costs associated with the hiring of several senior level management personnel as the Company positioned itself for growth. As a percentage of revenues, these expenses remained relatively constant.

     Interest Expense. Interest expense increased slightly to $292,000, or 1.9% of revenues, for 1994 from $197,000, or 1.1% of revenues, for 1993. This increase reflected higher average outstanding borrowings which were used to finance working capital needs and to purchase computer and telecommunications equipment.

     Pro Forma Net Income. Pro forma net loss increased 43.0% to $286,000, or 1.9% of revenues, for 1994 from a pro forma net loss of $200,000, or 1.1% of revenues, for 1993. Pro forma net loss includes a pro forma benefit for Federal and state income taxes. See Note 10 of Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to the Initial Public Offering, the Company's primary sources of liquidity were cash flow from operating activities, bank borrowings and capital lease financing. In May 1996, the Company entered into a new three-year, $15 million revolving credit facility, under which the Company may borrow up to 85% of eligible accounts receivable. During the first year of this facility, the Company may borrow (subject to the $15 million aggregate limit) an amount not to exceed $2.5 million unrelated to the level of accounts receivable (the "overformula advance") for a period of one year from the closing date of the loan. The credit facility accrues interest at the Company's option at the prime rate plus 0.5% or the LIBOR rate plus 3%; the overformula advance accrues interest at the prime rate plus 1%. The credit facility is primarily collateralized by accounts receivable. The Company is required to maintain certain financial covenants, including minimum tangible net worth and earnings, to limit capital expenditures to no more than $45 million in 1996, $60 million in 1997 and $23 million per year thereafter and to limit additional indebtedness. The Company does not believe that these limitations on capital expenditures and indebtedness will restrain its ability to grow. The Company is also restricted from paying dividends except for tax distributions to its shareholders in connection with S corporation earnings and distributions in connection with the termination of its S corporation status. The initial borrowings under this credit facility were used to retire the $5.7 million outstanding balance under the Company's previous credit facility and a note payable with an outstanding balance of approximately $250,000. All amounts outstanding under this credit facility were repaid with a portion of the proceeds from the Initial Public Offering. For information about the Company's previous and existing facilities, see Notes 4 and 5 of Notes to Financial Statements.

     In connection with the Initial Public Offering, the Company received net proceeds of approximately $47.4 million. As of September 30, 1996, $13.4 million of the net proceeds had been used to purchase and install machinery and equipment, $13.8 million to repay indebtedness, $5.2 million to pay the Dividend, and $4.3 million for working capital. The balance of $10.7 million of the proceeds is being used to support the Company's growth.

     Capital expenditures, including capital lease financings, were $1.6 million, $2.0 million and $2.6 million for 1993, 1994 and 1995, respectively. The Company expects capital expenditures to approximate $45.0 million for 1996, including approximately $7.0 million for the new 600 workstation call center the Company opened in its new Miami facility in late December 1996. Capital expenditures, including capital lease financings, for the nine months ended September 30, 1996 were approximately $24.7 million and were primarily related to the addition of five call centers totaling approximately 2,100 workstations. Historically, capital expenditures have been, and future expenditures are anticipated to be, primarily for facilities and equipment to support expansion of PRC's operations.

     The Company believes that funds generated from operations, the net proceeds of the Initial Public Offering and this offering, availability under its revolving credit facility and lease financing will be sufficient to finance its current and anticipated operations and planned capital expenditures at least through 1997.

The Company's long term capital requirements beyond 1997 will depend on many factors, including, but not limited to, the rate at which the Company expands its business. To the extent that the funds generated from the sources described above are insufficient to fund the Company's activities in the short or long term, the Company would need to raise additional funds through public or private financings. No assurance can be given that additional financing will be available or that, if available, it will be available on terms favorable to the Company.

     The following table sets forth certain information from the Company's statement of cash flows for the periods indicated:

                                                                           NINE MONTHS
                                                                              ENDED
                                           YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                         ---------------------------   -------------------
                                          1993      1994      1995       1995       1996
                                         -------   -------   -------   --------   --------
                                                          (IN THOUSANDS)
    Net cash provided by (used in)
      operating activities.............  $  (880)  $ 2,264   $   600   $    800   $ (9,285)
    Net cash used in investing
      activities.......................   (1,230)   (1,474)   (1,578)    (1,024)   (16,882)
    Net cash provided by (used in)
      financing activities.............    1,755      (223)      458        210     36,846

     Cash used in operating activities was $9.3 million for the nine months ended September 30, 1996, reflecting $17.9 million of changes in operating assets and liabilities, offset by $8.6 million of income before depreciation and amortization and other non-cash charges. The additional working capital was principally related to an increase in accounts receivable, offset by an increase in accounts payable, resulting from the growth in operations over the same period. Cash used in investing activities for the nine months ended September 30, 1996 was $16.9 million, primarily related to the purchase of telecommunications equipment, computer equipment and leasehold improvements in connection with call center expansion. Cash provided by financing activities for the nine months ended September 30, 1996 was $36.8 million, reflecting the net proceeds from the Initial Public Offering which were used to fund working capital needs, capital requirements, to repay indebtedness and to pay the Dividend.

     Cash provided by operating activities was $800,000 for the nine months ended September 30, 1995, reflecting $2.0 million of income before depreciation and amortization and other non-cash charges, offset by $1.2 million of changes in operating assets and liabilities. The additional working capital was principally related to an increase in accounts receivable, offset by an increase in liabilities, resulting from the growth in operations over the same period. Cash used in investing activities for the nine months ended September 30, 1995 was $1.0 million, primarily related to the purchase of telecommunications equipment and, to a lesser extent, computer equipment and leasehold improvements. Cash provided by financing activities for the nine months ended September 30, 1995 was $210,000, reflecting the net borrowing from the revolving credit loan, offset by repayments of long-term obligations, which were used to fund working capital needs and capital requirements.

     Cash provided by operating activities was $600,000 for 1995, reflecting $3.0 million of income before depreciation and amortization and other non-cash charges, offset by $2.4 million of changes in operating assets and liabilities. The additional working capital was principally related to an increase in accounts receivable resulting from an increase in revenues over the same period. Cash used in investing activities for 1995 was $1.6 million, primarily related to the purchase of telecommunications equipment, and, to a lesser extent, computers and leasehold improvements. Cash provided by financing activities for 1995 was $458,000, reflecting revolving credit facility and other bank borrowings to fund working capital needs and capital expenditure requirements.

     Cash provided by operating activities was $2.3 million for 1994, reflecting $528,000 of income before depreciation and amortization and other non-cash charges, plus $1.8 million of changes in operating assets and liabilities. The working capital change was principally related to a decrease in accounts receivable resulting from a decrease in revenues over the same period. Cash used in investing activities for 1994 was $1.5 million, primarily related to the purchase of computer equipment and, to a lesser extent, telecommunications equipment and leasehold improvements. Cash used in financing activities for 1994 was $223,000, reflecting net repayments of long-term obligations.

     Cash used in operating activities was $880,000 for 1993, reflecting $1.6 million of changes in operating assets and liabilities, offset by $734,000 of income before depreciation and amortization and other non-cash charges. The additional working capital was principally related to an increase in accounts receivable resulting from an increase in revenues over the same period. Cash used in investing activities for 1993 was $1.2 million, primarily related to the purchase of computer equipment. Cash provided by financing activities for 1993 was $1.8 million, reflecting revolving credit facility and other bank borrowings to fund working capital needs and capital expenditure requirements.

INFLATION

     To date, inflation has not had a material impact upon PRC's operating results, and the Company does not expect it to have such an impact in the future. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

QUARTERLY RESULTS

     The Company has experienced and expects to continue to experience quarterly variations in revenues and operating income principally as a result of the timing of clients' customer service programs and marketing campaigns, the commencement of new contracts, changes in the Company's revenue mix among its various service offerings, construction and start-up of new call centers and the timing of additional selling, general and administrative expenses to acquire and support such new business. While the effects of seasonality on PRC's business often are obscured by the addition of new clients and growing revenues, the Company's business tends to be slower in the first and third quarters of its fiscal year as client customer service and marketing programs are typically slower in the post-holiday and summer months.

RECENTLY ISSUED ACCOUNTING STANDARDS

     The Financial Accounting Standards Board has issued two financial accounting standards ("FAS") which became effective January 1, 1996. The standards are FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and FAS 123, "Accounting for Stock-Based Compensation". Based on the Company's current operating results and circumstances, FAS 121 is not expected to impact its financial position or results of operations. The Company does not expect to adopt the non-mandatory provisions of FAS 123. Accordingly, the standard will not impact the Company's financial position or results of operations.

                                    BUSINESS

GENERAL

     PRC is a leading full-service provider of telephone-based customer service and marketing solutions on an outsourced basis to large corporations. Through the integration of its teleservicing, database marketing and management, and fulfillment capabilities, the Company is able to provide a "one-stop" solution to meet its clients' needs. The Company believes that its one-stop solution approach, combined with its sophisticated use of advanced technology, provide a distinct competitive advantage in attracting clients seeking to cost-effectively contact or service prospective or existing customers. The Company's ongoing clients include several divisions of AT&T, British Airways, DirecTV, Lucent Technologies, Pizza Hut, Ryder Truck Rental, Taco Bell and UPS. These clients collectively accounted for 87.2% of the Company's revenues for the first nine months of 1996. AT&T is the only client that accounted for more than 10% of the Company's revenues in such period. New clients expected to contribute to revenues include American Express Travel Related Services Company, Ameritech, Cox Communications, John Hancock and The College Entrance Examination Board.

     Since 1993, the Company has focused primarily on attracting large corporate clients that have significant customer service needs, including database design and management and substantial ongoing teleservicing needs. Typically, the Company's customer service representatives are dedicated to a specific PRC client. Most of the Company's teleservicing activities involve inbound (customer-initiated) calls. In almost all cases, outbound (PRC-initiated) calls are made to existing customers of a PRC client or to respond to customer-initiated inquiries. For the first nine months of 1996, approximately 75.5% of the Company's teleservicing revenues were from inbound calls.

     PRC's revenues for 1995 increased 101.4% to $30.2 million from $15.0 million for 1994, while its pro forma net income for 1995 increased to $0.8 million from a loss of $0.3 million for 1994. For the first nine months of 1996, revenues increased 211.1% to $63.6 million from $20.4 million for the comparable period of 1995, while pro forma net income increased 569.1% to $3.8 million from $0.6 million for the comparable period of 1995. PRC's operating margin for the first nine months of 1996 was 10.9% of revenues compared to 6.1% of revenues for the comparable period of 1995. The Company currently operates approximately 3,200 workstations in eight telephone call centers capable of handling up to 46 million calls per month. The Company anticipates that it will open two additional call centers of approximately 500 workstations each during the first quarter of 1997.

INDUSTRY OVERVIEW

     The telephone-based marketing and customer service industry has experienced substantial growth over the past ten years. Telephone-based direct marketing expenditures increased from an estimated $34 billion in 1984 to an estimated $81 billion in 1995. Telephone contact with customers is increasing as more companies realize its benefits, including high response rates, low cost per transaction and direct interaction with customers, which allow on-line access to detailed customer or product information and immediate response to customer inquiries. With the proliferation of toll-free "800" and "888" numbers, the telephone is becoming a principal means of providing customer service.

     The Company believes that only a small percentage of the $81 billion in teleservicing expenditures in 1995 was for outsourced services. The Company expects that large companies increasingly will outsource these activities in order to focus internal resources on their core competencies and to improve the quality and cost-effectiveness of their customer service and marketing efforts by using the experience and specialized capabilities of larger-scale teleservices providers. The Company also believes that organizations with superior customer service and sophisticated, advanced technology, such as PRC, will particularly benefit from this outsourcing trend.

     The teleservices industry has evolved over the last ten years from primarily single-facility, low-technology environments to large, full-service organizations with multi-location, high-volume call centers. This evolution has resulted primarily from the development of sophisticated computer and telecommuni-cations equipment and software which enable teleservices providers to implement large-scale, professional programs. However, the industry remains highly fragmented and is comprised of a large number of in-house operations and independent companies. Many of these organizations provide only a limited number of services.

STRATEGY

     PRC's objective is to become the premier full-service provider of telephone-based customer service and marketing solutions. The Company's strategy for achieving this objective is to offer high-quality, fully integrated services to its clients that are customized to address each client's unique needs and to improve the quality and cost-effectiveness of the client's customer service and marketing operations. The Company seeks to implement this strategy through the following:

I.       "ONE-STOP" SOLUTIONS THROUGH FULLY INTEGRATED SERVICES

     The Company's integration of teleservicing, database marketing and management, and fulfillment services as part of a one-stop solution provides a cost-effective and efficient method for its clients to manage their growing customer service and direct marketing needs. The Company is typically involved in all stages of formulating, designing and implementing its clients' customer service and marketing programs. PRC believes that this solution-oriented, value-added approach to addressing its clients' needs distinguishes PRC from its competitors and plays a vital role in the Company's ability to attract and retain clients.

II.      INFORMATION SERVICES CAPABILITIES

     Through the efforts of its information services group, which is currently comprised of over 200 information systems specialists, the Company is able to rapidly design, develop and implement application software for each client's unique customer service and marketing programs. PRC offers a wide array of services, including formulating, designing and customizing teleservicing applications, programming, and demographic and psychographic profiling. The information services group also integrates the Company's centrally managed wide area network with the client's management information systems, thereby enabling clients to access real-time program information and obtain comprehensive trend analyses. As the needs of a client evolve, PRC's information systems specialists work with the client to modify the program. The Company believes that the services provided by its information systems specialists attract clients with long-term, complex teleservicing needs.

III.     ADVANCED TECHNOLOGY

     The Company's sophisticated use of advanced technology enables it to develop and deliver solutions to its clients' complex customer service and marketing needs. PRC has developed specialized software programs, CCPro and PRC On-Line, which cost-effectively utilize the Company's hardware capabilities and also provide a seamless interaction with its clients' systems. CCPro, a call management software program jointly developed with an unaffiliated software development company, is able to predict when an overflow of inbound calls is imminent and automatically redirects inbound calls to outbound customer service representatives working on universal workstations. PRC On-Line, a proprietary software package, allows PRC clients to review their programs on line, in real time, to obtain comprehensive trend analyses and to instantly alter program parameters.

IV.     RAPID DEPLOYMENT OF CALL CENTERS

     PRC has the ability to have a call center fully operational in approximately 60 days, as demonstrated by the openings of two call centers in April 1996 and a call center in each of June, September and December 1996. The Company plans in advance of the actual need for new call centers by maintaining a list of prospective sites that can be leased on short notice and have been pre-qualified in terms of the availability of necessary utilities and parking, suitability for build-out as a call center and access to a suitable labor pool. This ability to rapidly expand its capacity has enabled the Company to timely respond to its clients' needs and to compete effectively for new business opportunities.

V.      LONG-TERM CLIENT RELATIONSHIPS

     The Company seeks to develop long-term client relationships by becoming an integral part of its clients' overall customer service and marketing efforts. Dedicated account services teams, comprised of representatives of the teleservices, information services and fulfillment departments, are assigned to and work closely with each client to formulate, design, implement, and operate the client's program throughout its term. In addition, the Company's customer service representatives typically are trained for and work on only one client's program. This close working relationship and continuity of personnel positions PRC as a strategic partner with its clients.

VI.     STRONG COMMITMENT TO QUALITY

     PRC strives to achieve the highest quality standards in the industry. Approximately 97% of PRC's customer service representatives currently are full-time, which the Company believes results in greater stability and quality in the workforce. The Company has developed a rigorous screening process for new hires. All new representatives participate in extensive classroom and on-the-job training programs lasting up to five weeks. After training, each representative's performance is monitored regularly through on-site supervision, remote and on-site call monitoring and on-line performance tracking. The Company's client commitment team ensures that the Company fulfills its commitments in connection with each client program in a timely manner. Because PRC's services involve direct contact with its client's customers, the Company's commitment to quality is critical to its ability to attract and retain clients.

OPERATIONS OVERVIEW

     PRC's operations are organized to effectively provide one-stop solutions to its clients' customer service and marketing needs.

     MANAGEMENT OF CLIENTS THROUGH ACCOUNT SERVICES TEAM. Each client program is managed by an account services manager who is generally dedicated to a single client. The account services manager assembles a team from the teleservices, information services and fulfillment operating groups which is assigned responsibility for a program throughout its term. This team works with the client to formulate and design a customer service or marketing program tailored to achieve that client's objectives. In implementing the program, the account services team is supported by the human resources department which carefully selects the customer service representatives for that particular program. In addition, the quality assurance and client commitment teams monitor the program to ensure that it is carried out in accordance with specifications. The Company believes that its integrated team approach and solution-oriented focus provide PRC with a distinct competitive advantage.

     PROGRAM FORMULATION AND DESIGN. PRC's account services team works with the client to formulate a customer service and marketing program suited to the client's needs. The information services group uses its substantial expertise in rapid application development and effective systems integration to help clients more effectively target marketing programs, resulting in higher response rates and profitability, and to design customer service programs which capture information useful in the client's customer retention programs and other marketing operations. PRC offers a wide array of services, including formulating, designing and customizing database architecture, programming, demographic and psychographic profiling, and scripting. For 1995 and the first nine months of 1996, account services and information services were 23.4% and 27.4% of the Company's total revenues, respectively.

     PROGRAM IMPLEMENTATION. PRC's account services team works with the teleservices and fulfillment operating groups to implement the client's customer service and/or marketing program. Teleservicing operations involve direct communication with the clients' customers through inbound (customer-initiated) or outbound (PRC-initiated) calls. For 1995, teleservices accounted for 67.3% of the Company's total revenues. Of this amount, 92.3% resulted from inbound calls. For the first nine months of

1996, teleservices accounted for 67.8% of the Company's total revenues, of which 75.5% resulted from inbound calls.

     In handling inbound calls, the Company's customer service representatives respond to a variety of customer requests, including inquiries, complaints, direct mail responses and order processing. The customer typically calls a toll-free "800" number to request product or service information, place an order for a product or service, or obtain assistance regarding a previous order or purchase (including "help line" support). PRC's automated call distributors and digital switches identify each inbound call by "800" number and route the call to a PRC representative trained for that client's program. Simultaneously with receipt of the call, the representative's computer screen displays customer, product and service information relevant to the call.

     PRC's outbound services include conducting customer satisfaction and preference surveys and cross-selling client products, as well as providing pro-active customer management with the goal of increased sales and enhanced customer retention. The majority of PRC's outbound services result from the Company's provision of inbound services. Almost all outbound calls are in response to customer-initiated inquiries or are made to a client's existing customers. The Company's outbound call management system utilizes predictive dialers which automatically dial the telephone numbers, determine if a live connection is made and present connected calls to a customer service representative who has been trained specifically for that client's program. The customer's name, other information about the customer and the program script simultaneously appear on the customer service representative's computer screen. The representative then uses the script to take an order for the client's product or service or to request information for addition to the client's database.

     The Company's teleservicing operations have been greatly enhanced by the use of universal workstation technology. Universal workstations allow the customer service representative to automatically handle either inbound or outbound calls as the demand dictates. The Company's call management software program, CCPro, predicts when an overflow of inbound calls is imminent and automatically directs inbound calls to customer service representatives working on universal workstations who would otherwise be handling outbound calls. This ensures that calls from existing customers or prospective customers are answered promptly. It also increases efficiency from the client's standpoint by allowing the customer service representative (for whose services the client generally pays by the hour) to be productive with either inbound or outbound calls. As of December 31, 1996, over 90% of the Company's workstations were universal workstations and the Company expects that all workstations added in the future will be universal.

     Information obtained during a customer call by the PRC customer service representative is captured by the Company's database marketing and management systems. This information is used by PRC to ensure high quality performance and to provide fulfillment services if necessary. PRC's database marketing and management technology also enables the Company to seamlessly connect with its clients' systems and thus deliver on-line, real-time program information. PRC's clients accessing this information through PRC On-Line or other reports to obtain comprehensive trend analyses are able to monitor, evaluate and alter program parameters as necessary to improve effectiveness.

     Fulfillment services include high-speed laser and electronic document printing, lettershop, and mechanical inserting, sorting, packaging and mailing capabilities. While fulfillment services represent a relatively small portion of the Company's revenues, they enable the Company to support full-service customer service and marketing programs by managing and fulfilling requests for literature, pharmaceutical products and other specialty items and by permitting the rapid distribution of client marketing information. For 1995 and the first nine months of 1996, fulfillment accounted for 9.3% and 4.8%, respectively, of the Company's total revenues.

     QUALITY ASSURANCE. PRC maintains its strong commitment to quality through its quality assurance and client commitment teams. Within each of PRC's operating divisions the quality assurance teams monitor performance to ensure that the Company's services are delivered at a level of quality that meets the Company's and client's standards. For example, in the teleservicing department, the quality assurance team monitors customer service representatives in order to maintain quality and efficiency, including compliance with the client's script and number and length of calls handled. The client commitment team functions on a company-wide basis to audit the fulfillment of the Company's commitments to the client with respect to each program.

     CLIENT REPORTING. Data derived from marketing and customer service programs are a source of valuable information to PRC's clients in evaluating ongoing programs and planning and designing future programs. PRC has developed technologies and reporting procedures that effectively convert raw data gathered during the course of the program into useful information upon which clients can base strategic decisions and more effectively respond to customer needs and inquiries. PRC's proprietary software product, PRC On-Line, allows clients to monitor their programs on line, in real time to obtain comprehensive trend analyses and modify program parameters as necessary. In addition, PRC provides clients with customized reports in printed form, electronic mail, computer-to-computer transmission, disk, tape and online.

TECHNOLOGY

     PRC's sophisticated use of advanced technology enables it to develop and deliver solutions to its clients' complex customer service and marketing needs. The Company's information services group, which currently includes over 200 information systems specialists, has developed the Company's call management and database marketing and management systems. The information services group uses this platform to design and implement application software for each client's program. The Company believes that its platform is among the most advanced in the industry and provides a significant competitive advantage in attracting new business. From 1993 through September 30, 1996, investments in these systems, including the value of leased equipment, have amounted to approximately $28 million.

     The Company utilizes a UNIX-based open architecture system comprised of multiple computer systems which, in conjunction with its rapid application tool for user interface development, allows PRC to expand capacity from a PC-class computer to a mainframe without rewriting software, and provides flexibility in designing applications tailored to the clients' needs. In conjunction with the Company's use of Oracle and Sybase database applications, the UNIX-based open architecture system permits the Company to seamlessly interact with many different types of client systems and permits the utilization of a "hub and spoke" configuration to electronically link each call center's system to the Company's operational headquarters, resulting in a centrally managed wide area network. PRC also utilizes computer-telephone integration and universal workstation technologies as part of its wide area network. All PRC hardware is attached to an uninterruptable power supply designed for protection against outages or any data loss due to power variations, as well as a diesel generator to assure an uninterrupted power source. The Company believes that the integrity of client information is more than adequately protected by its data security system and its off-site disaster back-up storage facilities.

     PRC ON-LINE. The Company's proprietary software application, PRC On-Line, allows its clients to review their programs' progress on line, in real time to obtain comprehensive trend analyses and to instantly alter program parameters. The Company believes that the capabilities of its PRC On-Line software application provide it with a significant competitive advantage, particularly with large, sophisticated marketing-oriented companies. The increased communication and control provided by PRC On-Line allows clients to utilize PRC's services as a seamless extension of their in-house marketing and customer services operations.

     CCPRO. The Company's call management software program, CCPro, enables the Company to more efficiently utilize its universal workstations. CCPro encompasses all aspects of call management, including predictive dialing, outbound call management, call routing and dynamic reallocation between inbound and outbound calls. CCPro is able to predict when an overflow of inbound calls is imminent and automatically directs these calls to available outbound operators. PRC has a non-exclusive, perpetual, worldwide license to use CCPro, which it developed in conjunction with an unaffiliated software development company. Because this software is available to the Company on a royalty-free basis, the Company believes its cost per workstation is significantly less than that of its competitors who license third-party software.

PERSONNEL AND TRAINING

     PRC believes that its rigorous approach to hiring and training its employees is a key component of its ability to provide high quality service. The Company carefully selects the locations for its call centers based on demographic studies in order to ensure the availability of an adequate and qualified pool of potential employees. Its hiring procedures are designed to ensure that only the most qualified candidates are offered employment. The Company offers extensive classroom and on-the-job training programs for its personnel, including instruction on the businesses of PRC's clients and proper customer service and telephone sales techniques. Each new customer service representative receives up to five weeks of training, which provides the skills training he or she needs to work on a specific, dedicated client program. The Company offers a benefits package to all full-time employees after six months of employment. The Company believes that such a careful selection process results in a high quality, dedicated work force. As of December 1, 1996, the Company had 3,108 full-time employees and 128 part-time personnel, of which 2,327 of the full-time employees and 65 of the part-time personnel were customer service representatives. The Company believes that its percentage of full-time customer service representatives is high relative to that of its competitors, and that this results in greater stability and quality in its workforce. None of PRC's employees is subject to a collective bargaining agreement. The Company considers its relations with its employees to be good.

SALES AND MARKETING

     The Company believes its reputation for providing high quality, one-stop solutions has enabled it to obtain new business through requests for proposals, client referrals and cross-selling to existing clients. In addition, the Company's sales and marketing group actively pursues new business opportunities by identifying companies and industries which can benefit from the Company's services. Working with the information services group, the sales and marketing team is able to demonstrate to prospective clients its rapid application development and effective systems integration capabilities to meet the proposed program objectives. The Company has hired, and continues to seek to hire, sales and marketing personnel with significant industry experience in order to take advantage of their expertise and established relationships.

CLIENT RELATIONSHIPS

     The Company seeks to develop and maintain long-term relationships with its clients. PRC targets those companies which have the potential for generating recurring revenues due to the magnitude of their customer service departments or marketing programs. PRC believes that its clients view it as a strategic partner and a valuable resource in formulating, designing and implementing their customer service and marketing programs. As of December 1, 1996, the Company provided its services to approximately 40 clients in industries such as telecommunications, transportation, consumer products, financial services and food and beverage. The Company's ongoing clients include several divisions of AT&T, British Airways, DirecTV, Lucent Technologies, Pizza Hut, Ryder Truck Rental, Taco Bell, and UPS. New clients expected to contribute to revenues include American Express Travel Related Services Company, Ameritech, Cox Communications, John Hancock and The College Entrance Examination Board. The Company's five and two largest clients accounted for 77.0% and 59.4%, respectively, of its total revenues for 1995, and 82.6% and 76.2%, respectively, of total revenues for the nine months ended September 30, 1996. Revenues generated by the various divisions of AT&T, the Company's largest client, accounted for 42.1% of revenues for 1995 and 71.6% of revenues for the nine months ended September 30, 1996. Revenues from Ryder Truck Rental accounted for 17.3% of total revenues for 1995, and no client other than AT&T accounted for 10% or more of total revenues for the nine months ended September 30, 1996.

     Although the Company enters into written contracts with its clients, generally either party retains the right to terminate on varying periods of prior notice. Contracts typically encompass all aspects of the Company's relationship with the client, with all charges set forth in one document. The Company's teleservicing charges are primarily based on a fixed hourly fee for dedicated service. A small percentage of such charges are based on a transaction (i.e., number of calls completed) basis for shared environments. Charges for database marketing and management services are based on an hourly rate or on the volume of information stored. Fulfillment service charges are typically assessed on a transaction basis, with an additional charge for warehousing products. The Company assesses separate charges for program design, development and implementation, database design and management, training or retraining of personnel, processing and access fees and account services, where appropriate.

COMPETITION

     The industry in which PRC operates is very competitive and highly fragmented. PRC's competitors range in size from very small firms offering specialized applications and short-term projects, to large independent firms and the in-house operations of many clients and potential clients. In-house teleservicing and customer service organizations comprise the largest segment of the industry. The market includes non-captive teleservicing and customer service operations such as APAC TeleServices, ITI Marketing Services, MATRIXX Marketing, SITEL, TeleServices Resources, TeleTech Holdings and West TeleServices. In addition, some of PRC's services also compete with other forms of direct marketing such as mailhouses, television, radio and on-line services as well as the Internet. PRC believes that the principal competitive factors in its industry are a reputation for quality, sales and marketing results, price, technological expertise, and the ability to promptly provide clients with customized and creative solutions and approaches to their customer service and marketing needs. The Company believes that it competes favorably with other companies with respect to the foregoing factors for large-scale, ongoing customer service and marketing programs where the principal competitive factor is quality. The Company has not chosen to compete for high-volume outbound marketing programs where the principal competitive factor is price. A number of competitors currently have capabilities and resources greater than PRC's, which might competitively disadvantage PRC in bidding for very large programs.

GOVERNMENT REGULATION

     Telephone sales practices are regulated at both the Federal and state level. The rules of the Federal Communications Commission (the "FCC") under the Federal Telephone Consumer Protection Act of 1991 (the "TCPA") prohibit the initiation of telephone solicitations to residential subscribers before 8:00 a.m. or after 9:00 p.m., local time, and prohibit the use of automated telephone dialing equipment to call certain telephone numbers. In addition, the FCC rules require telemarketers to have procedures in place to maintain lists of residential customers who do not want to receive telephone solicitations and to avoid making calls to those customers. The FCC rules also prohibit the use of pre-recorded or artificial voice calls to consumers (with limited exceptions) and advertising via telephone facsimile machines. The FCC, private individuals and state attorneys general may seek both injunctive and monetary relief for violation of these FCC rules. Monetary damages may be awarded for the greater of actual damages or $1,500 per offense for willful violation of these rules.

     The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the "TCFAPA") broadly authorizes the Federal Trade Commission to issue regulations prohibiting misrepresentation in telephone sales. In August 1995, the FTC issued rules under the TCFAPA. These rules set forth disclosure requirements for telemarketers when placing calls, prohibit deceptive telemarketing acts or practices during solicitation, provide guidelines on collecting payments by check and credit cards, provide restrictions on abusive telephone solicitation practices and promulgate certain record keeping requirements. The FTC, private individuals and state attorneys general may seek both injunctive and monetary damages for violation of these FTC rules. Penalties may range up to $10,000 for each intentional violation of these rules.

     The Company believes that it is in compliance with the TCPA and the FCC rules thereunder and with the FTC's rules under the TCFAPA. The Company trains its customer service representatives to comply with the FTC and FCC rules and programs its call management system to avoid telephone calls during restricted hours or to individuals maintained on PRC's "do-not-call" list.

     Most states have enacted or are considering legislation to regulate telephone solicitations. For example some states require telemarketers to be licensed by state regulatory agencies prior to soliciting purchasers within that state. Additionally, telephone sales in certain states cannot be final unless a written contract is delivered to and signed by the buyer and may be cancelled within three business days. At least one state also prohibits telemarketers from requiring credit card payment and several other states require certain telemarketers to obtain licenses and post bonds. Penalties for violation of these state telemarketing regulations vary from state to state and include civil as well as criminal penalties. From time to time, bills are introduced in Congress which, if enacted, would regulate the use of credit information. The Company cannot predict whether this legislation will be enacted and what effect, if any, it would have on the Company or its industry.

     The industries served by the Company are also subject to varying degrees of government regulation. The Company works closely with its clients and their advisors to develop the scripts to be used by PRC in connection with making consumer contacts. In connection with its fulfillment service, the Company holds complimentary drug distributor and prescription drug wholesaler permits issued by Florida allowing the Company to handle and distribute drugs to doctors and pharmacists. The Company generally requires its clients to indemnify PRC against claims and expenses arising with respect to the Company's services performed on its clients' behalf. The Company has never been held responsible for the regulatory noncompliance by a client.

FACILITIES

     The Company's corporate headquarters are located in Miami, Florida in leased facilities consisting of 56,745 square feet of office space. Approximately 53,745 square feet of the corporate office space are leased, while the remaining 3,000 square feet are subleased. Except for 12,331 square feet of office space as to which the primary lease terminates in January 1998 (and as to which the Company holds options to extend for an additional two-year term and an additional three-year term thereafter), the primary leases terminate in January 2000, with the Company holding the option to extend for one additional three-year term. The sublease also terminates in January 2000, with the Company holding the option to renew for two three-year terms. The Company's fulfillment operations are located in a separate leased facility in Miami, Florida consisting of 47,577 square feet. This lease expires in 2001 and the Company has the option to extend the lease for one five-year term.

     The Company leases the facilities listed below for its call centers, all of which are located in Florida:

                                                                         APPROXIMATE
                                                                           CURRENT
                                                                            NUMBER
                     LOCATION                         OPENING DATE     OF WORKSTATIONS
                     --------                        ---------------   ----------------
4300 N.W. 135th St., Miami.........................  May 1988                 100
1505 N.W. 167th St., Miami (site of
  headquarters)....................................  July 1992                410
14261 Industrial Way, Miami Lakes..................  January 1996             540
1525 N.W. 167th St., Miami.........................  April 1996               100
11975 S.W. 140th Terrace, Miami....................  April 1996               390
5166 E. Colonial Dr., Orlando......................  June 1996                570
2000 N. State Rd. 7, Margate.......................  September 1996           510
1313 N.W. 167th St., Miami.........................  December 1996            600
                                                                          -------
  Total............................................                         3,220
                                                                          =======

     Of the total number of workstations listed above, approximately 3,000 are universal workstations which can be used for both inbound and outbound calls. In addition to the facilities listed above, the

Company anticipates that it will open two additional call centers of approximately 500 workstations each during the first quarter of 1997.

     The leases for these facilities generally expire between 1999 and 2006, and all leases contain renewal options. The Company also leases additional facilities incidental to its operations. The Company believes that its existing facilities are suitable and adequate for its current operations, but additional facilities will be required to support growth. The Company further believes that suitable space will be available as needed to expand its business on commercially reasonable terms. See "Management -- Compensation Committee Interlocks and Insider Participation" and Note 7 of Notes to Financial Statements.

     The Company recently entered into a lease for a 138,047 square foot facility in Miami to be used in part as a call center, in part to house the Company's information services personnel and possibly in part for the relocation of the Company's fulfillment operations from their present facilities. The call center in this facility opened in late December 1996. A final determination on relocation of the fulfillment operations has not yet been made. This lease, the term of which commenced on December 1, 1996, terminates in November 2006, with two additional five-year renewal options. The Company has a purchase option on the facility exercisable during the first three years of the lease term, and has the right to terminate the lease in August 2001.

     An affiliate of Mark Gordon and David Epstein is currently expected to purchase a 42,500 square foot office building located in Sunrise, Florida. It is anticipated that the building will be leased to the Company at a fair market value rental rate commencing in March 1997 and used by the Company at some point thereafter as a call center containing approximately 500 workstations.

LEGAL PROCEEDINGS

     The Company is not involved in any legal proceedings that, individually or in the aggregate, management believes will have a material adverse effect on the Company or its operations if decided adversely to the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of the Company.

             NAME                AGE                             POSITION
-------------------------------  ---   ------------------------------------------------------------
Mark J. Gordon.................  49    Chairman of the Board and Chief Executive Officer
David L. Epstein...............  32    President and Director
James F. Murray................  44    Chief Operating Officer and Director
Richard D. Mondre..............  51    Executive Vice President, General Counsel, Secretary and
                                       Director
Richard N. Ferry, Jr...........  44    Senior Vice President -- Business Development
Paul M. O'Hara.................  50    Senior Vice President -- Finance and Chief Financial Officer
Derek J. Reynolds..............  47    Senior Vice President -- Information Services
James R. Weber.................  48    Senior Vice President -- Telemarketing Operations
Colleen J. Williams............  46    Senior Vice President -- Account Services
Bernard J. Kosar, Jr...........  33    Senior Vice President -- Client Relations and Director
Thomas C. Teper................  35    Vice President -- Facilities Acquisition and Development
Joseph E. Gillis...............  39    Treasurer
Christian Mustad...............  58    Director
Neil A. Natkow.................  49    Director

     The following sets forth the background of each of the Company's executive officers and directors, including the principal occupation of those individuals for the past five years:

          Mark J. Gordon joined the Company in 1984 and became a director at that time. Mr. Gordon has served as the Company's Chief Executive Officer since 1985.

          David L. Epstein joined the Company in 1982, was named Executive Vice President in 1984, and has served as its President since 1985. He became a director of the Company in April 1996.

          James F. Murray joined the Company in November 1993 as its Chief Operating Officer and was named a director in May 1996. From November 1988 to November 1993, Mr. Murray was the Executive Vice President in charge of overall operations of Altman Development Company, a large multi-family residential real estate development and management company. Mr. Murray is a Certified Public Accountant.

          Richard D. Mondre joined the Company in March 1996 as its Executive Vice President, General Counsel and Secretary. He became a director of the Company in May 1996. From January 1983 to March 1996, Mr. Mondre was a partner at the law firm of Rubin Baum Levin Constant Friedman & Bilzin, which serves as the Company's regular outside counsel. Mr. Mondre remains "Of Counsel" to that law firm.

          Richard N. Ferry, Jr. joined the Company in November 1994 as its Vice President -- Business Development and was appointed a Senior Vice President in that position in May 1996. From November 1993 to November 1994, Mr. Ferry was a principal of Virtual Marketing International, providing consulting services to a number of companies, including many of the Company's competitors, in the teleservicing and direct marketing industries. From November 1991 to November 1993, Mr. Ferry was the Director of Marketing Services at Century Telecommunications, a provider of telephone services, and from September 1984 until November 1991, Mr. Ferry was the Vice President of Operations for Advanced Telemarketing Corp., a provider of teleservices.

          Paul M. O'Hara joined the Company in August 1996 as its Senior Vice President -- Finance and Chief Financial Officer. From March 1994 until joining the Company, Mr. O'Hara was Executive Vice President and Chief Financial Officer of Sunbeam Corp., a consumer products company. From April 1988 to March 1994, Mr. O'Hara was Executive Vice President and Chief Financial Officer of Fruit of the Loom, an apparel manufacturer.

          Derek J. Reynolds joined the Company in October 1996 as Senior Vice President -- Information Services. From March 1993 until joining the Company, Mr. Reynolds was the Chief Information Officer and Senior Vice President of GC Services L.P., a financial services and information processing company. Prior to that position, Mr. Reynolds spent over ten years with Equifax, a diverse information services company, most recently as Senior Vice President, Information and Communication Services.

          James R. Weber joined the Company in June 1996, and was formally appointed Senior Vice President -- Telemarketing Operations in November 1996. From August 1994 until joining the Company, Mr. Weber was Senior Vice President -- Operations for SafeCard Services, Inc., a credit card protection company. From June 1992 to August 1994, Mr. Weber worked with MCI Telecommunications, a telecommunications company, initially as a Center Director and then as Regional Director for the western region. From March 1985 to May 1992, Mr. Weber held a number of positions with American Express Company, a financial services company, including that of Director for its telephone service center and card issuance division.

          Colleen J. Williams joined the Company in October 1994 as its Account Services Director and was appointed Senior Vice President -- Account Services in November 1996. From November 1993 until joining the Company, Ms. Williams was an Assistant Vice President with PNC Mortgage Corp. of America, a national mortgage bank. From June 1986 to November 1993, Ms. Williams served as Vice President for a number of divisions of Citibank (Florida), N.A., a national banking association.

          Bernard J. Kosar, Jr. was appointed a director of the Company in October 1996 and on January 2, 1997, Mr. Kosar joined the Company as its Senior Vice President -- Client Relations. From January 1995 until joining the Company, Mr. Kosar had served as a consultant to the Company. Since July 1985, Mr. Kosar has been a quarterback in the National Football League and most recently with the Miami Dolphins. Mr. Kosar is also a director and majority owner of Tidewater Management Group, Inc., a franchisee for a national food chain, and Bernie Kosar Greeting Card Company, a distributor of greeting cards.

          Thomas C. Teper joined the Company in May 1990 as the Vice President of Finance and Chief Financial Officer. Mr. Teper was appointed Vice President of Corporate Planning and Development in January 1994 and Vice President -- Facilities Acquisition and Development in May 1996. Mr. Teper is a Certified Public Accountant.

          Joseph E. Gillis joined the Company in November 1994 as its Chief Financial Officer and Treasurer and continues to serve as Treasurer. From October 1993 until joining the Company, Mr. Gillis was the Chief Financial Officer of William Schneider, Inc., a jewelry manufacturer. From June 1989 to October 1993, Mr. Gillis was the Vice President of Finance for the Vertical Blind Division of Hunter Douglas, Inc., a manufacturer of window coverings, or its predecessor, Profile Corporation. Mr. Gillis is a Certified Public Accountant.

          Christian Mustad was appointed a director of the Company in October 1996. For the past twenty-three years, Mr. Mustad has been a managing director of The Mustad Group, which owns and/or manages thirty-five companies in seventeen countries. The Mustad Group businesses and activities range from manufacturing of horseshoe nails, level gauging for the shipping industry, precision parts, paper cores, machinery for the cardboard industry and fasteners to oil recycling.

          Neil A. Natkow was appointed a director of the Company in October 1996. From December 1993 until his retirement in October 1995, Dr. Natkow served as an executive officer of PCA Health Plans of Florida, a health maintenance organization, most recently as its Chief Executive Officer. From July 1992 to December 1993, Dr. Natkow was the President and Chief Executive Officer of Family Health Plan, a health maintenance organization, and, from June 1987 to July 1992, Dr. Natkow was the Vice President for Professional Affairs at Southeastern University for Health Sciences. Dr. Natkow is also a director of Sheridan Healthcare, Inc., a publicly traded company.

INDEPENDENT DIRECTORS; COMMITTEES

     The Company's Board of Directors has an Audit Committee and a Compensation Committee, each of which is comprised of Mr. Mustad and Dr. Natkow, independent directors of the Company. The Audit Committee recommends the annual engagement of the Company's auditors, with whom the Audit Committee reviews the scope of audit and non-audit assignments, related fees, the accounting principles used by the Company in financial reporting, internal financial auditing procedures and the adequacy of the Company's internal control procedures. The Compensation Committee determines executive officers' salaries and bonuses and administers the Company's Stock Plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to October 1996, the Company's Compensation Committee was not comprised of independent directors. The compensation of the Company's executive officers was determined either by Mr. Gordon, as the Company's sole director, or the Company's Board of Directors comprised of Messrs. Gordon, Epstein, Mondre and Murray, all executive officers of the Company.

     The Company's facility at 4300 N.W. 135th Street, Miami, as well as two additional facilities located at 4250 N.W. 135th Street, Miami, and 13180 N.W. 43rd Avenue, Miami (both of the latter facilities are currently used for warehouse space), are leased to the Company by a corporation, of which Mr. Gordon is the sole shareholder. Prior to May 1, 1996, such facilities were leased to the Company on a month-to-month basis. In May 1996, the Company entered into written leases for such facilities. The leases commenced on May 1, 1996 and run for a term of five years with the Company holding a five-year renewal option. The aggregate monthly rent for these three properties is approximately $24,000. The Company believes that the rents payable under these leases are no less favorable to it than could be obtained from unaffiliated parties. Rent expenses for these facilities amounted to approximately $345,000, $211,000, $194,000 and $264,000 for 1993, 1994, 1995 and 1996, respectively. See
Note 7 of Notes to Financial Statements.

     The Company has guaranteed mortgage loans of the affiliated corporation (mentioned above) which is owned by Mr. Gordon and which leases property to the Company. Mr. Gordon has agreed to indemnify the Company for any losses incurred by reason of such guaranty. As of December 31, 1996, the outstanding principal balances on these three loans were approximately $876,000, $162,000 and $143,000, respectively, and the monthly payment amounts were approximately $9,000, $2,000 and $2,000, respectively. The largest outstanding balances for these loans for 1993, 1994, 1995 and 1996 were $1.4 million, $1.4 million, $1.3 million and $1.2 million, respectively. See Note 7 of Notes to Financial Statements.

     The Company subleases its facility at 11975 S.W. 140th Terrace, Miami, from a partnership owned jointly by Messrs. Gordon and Epstein. The term of this sublease expires in January 1999 and the monthly rental obligation is approximately $14,000 for 1997 and $15,000 for 1998. The property is subleased to the Company on the same terms as the primary lease with an unaffiliated party. The affiliated partnership holds an option to purchase the property. The Company also subleases a parking facility adjacent to the 11975 S.W. 140th Terrace facility from the same affiliated partnership. This sublease also expires in January 1999 and the monthly rental obligation is approximately $2,000 plus one-twelfth of the applicable real estate taxes. This property is also subleased to the Company on the same terms as the primary lease. The Company was originally the lessee under both primary leases, but assigned its interest to the partnership in May 1996 for nominal consideration. The aggregate rental expenses with respect to the subleases in 1996 for each of the two aforementioned facilities were $112,000 and $18,000, respectively. The Company has also entered into a net lease with the aforementioned partnership for an additional parking area which became effective when the partnership acquired the parking area. The term of the lease expires five years from the date of the acquisition (which occurred in June 1996) and the monthly rental obligation is approximately $2,500. The aggregate rental expenses with respect to the lease of the additional parking area in 1996 was $20,000. The Company believes that the rents paid and that are payable under these subleases and the net lease are no less favorable than could be obtained from unaffiliated parties. See Note 7 of Notes to Financial Statements.

     Nu World Realty, Inc. ("Nu World"), a company which is owned by a relative of Mr. Gordon, has acted, and will continue to act, as a co-broker in transactions pursuant to which the Company leases some of its facilities. Mr. Gordon is licensed to act as a real estate salesperson for Nu World and has received a portion of the commissions payable to Nu World. From January 1, 1993 to December 31, 1996, Nu World had earned approximately $160,400 in commissions from the lessors in connection with these lease transactions, of which Mr. Gordon was paid approximately $46,000. The Company has paid no portion of these commissions and believes that the brokerage fees paid in connection with these lease transactions are consistent with industry standards.

     A portion of the drawings under the Company's three-year, $15 million credit facility was used to repay the approximate outstanding amount of $5.7 million under the Company's $5.8 million revolving credit facility which expired on May 30, 1996, and a bank note payable in the approximate outstanding amount of $250,000 which, at the time of repayment, was scheduled to mature in October 1996. The $5.8 million credit facility was guaranteed by Messrs. Gordon and Epstein and the bank note was guaranteed by Mr. Gordon. A portion of the proceeds of the Initial Public Offering was used to repay the approximately outstanding amount of $800,000 under various installment loans guaranteed by Messrs. Gordon and/or Epstein. See Notes 4 and 5 of Notes to Financial Statements.

     For information concerning the Dividend paid by the Company in 1996 to its shareholders of record prior to the Initial Public Offering and the Tax Agreement entered into between the Company and such shareholders, see "Distribution of S Corporation Earnings".

     The Company has from time to time advanced amounts to Messrs. Gordon and Epstein. Such advances have been made on an interest-free basis. During 1993, 1994, 1995 and 1996, the largest amount of such advances to Mr. Gordon was approximately $78,000, $105,000, $216,000 and $295,000, respectively. The largest amount of advances to Mr. Epstein during 1993, 1994, 1995 and 1996 was approximately $126,000, $105,000, $127,000 and $206,000, respectively. In 1996, the Company was indebted to Mr. Gordon and Mr. Epstein for approximately $32,000 and $105,000, respectively, representing the largest amount outstanding during such period. These advances were represented by notes paying interest at 6% per annum. The net amount owed to the Company by Mr. Gordon and Mr. Epstein was repaid at the time of the closing of the Initial Public Offering. See Note 7 of Notes to Financial Statements.

     The Company funds a portion of the life insurance premiums payable with respect to three split-dollar life insurance policies owned by The Mark Gordon Family Trust. The amounts paid by the Company are repayable without interest upon the death of Mr. Gordon, the surrender of the policies or the termination of the arrangement. This obligation is secured by the benefits payable under the insurance policies. The amounts outstanding for these premiums as of December 31, 1993, 1994, 1995 and 1996 were approximately $59,000, $76,000, $92,000 and
$100,000, respectively.

DIRECTOR COMPENSATION

     Directors who are not employees or officers of the Company receive a quarterly retainer of $1,500 and receive $500 for attendance at each meeting of the Board of Directors or committee thereof. Such directors also receive an option to purchase 2,500 shares of Common Stock upon initial election and upon each re-election as a director at the Company's annual meeting of shareholders. Directors may also be reimbursed for certain expenses in connection with attendance at Board and committee meetings. Other than with respect to reimbursement of expenses, directors who are employees or officers of the Company will not receive additional compensation for service as a director. See "Employee Stock Plan and Director Stock Plan".

EMPLOYMENT AGREEMENTS

     Mark J. Gordon and David L. Epstein. Each of Mr. Gordon and Mr. Epstein has an employment agreement with the Company, the terms of which are substantially similar. The initial employment term is the period from July 1, 1996 to June 30, 2001, but is thereafter subject to automatic annual renewal, absent notice from either party of its desire not to renew. However, the employee may terminate the agreement at any time on 30 days notice. Each has a minimum base salary of $425,000 per annum (adjusted for inflation) subject to increase by the Compensation Committee. An annual bonus is payable based on criteria to be agreed upon by the Compensation Committee and the employee at the beginning of each year. No such criteria have yet been established. Each agreement provides for the annual grant of stock options in a number to be determined by the Compensation Committee, but for no fewer than 5% of the aggregate number of shares for which options were granted under the Stock Plans during the year. Each of Mr. Gordon and Mr. Epstein has waived both their annual bonus and stock option grants with respect to the year ended December 31, 1996. Each has certain piggyback and demand registration rights. See "Shares Eligible for Future Sale". If either Mr. Gordon's or Mr. Epstein's employment is terminated by death, disability or voluntary resignation, the employee is entitled to severance equal to 18 months salary, bonus and benefits, and if employment is terminated by the Company without cause (as defined in the agreements), the terminated individual is entitled to severance equal to salary, bonus and benefits for the balance of the contract term or three years, whichever is longer.

     Richard D. Mondre. Mr. Mondre's employment agreement extends to March 31, 1999, and provides for minimum annual compensation of $400,000, subject to increase by the Compensation Committee based on Company performance and other factors. If Mr. Mondre's employment is terminated by the Company during the term of the contract without cause, he will be entitled to severance equal to the compensation and benefits payable over the balance of the term, not to exceed $450,000. If a change in control has occurred, the $450,000 cap does not apply. A change in control generally means that neither Mr. Gordon nor Mr. Epstein controls the Company. Mr. Mondre is granted piggyback registration rights for his Company stock. See "Shares Eligible for Future Sale". He is authorized to remain "Of Counsel" to Rubin Baum Levin Constant Friedman & Bilzin as long as his duties in that capacity do not interfere with his performance under the employment agreement.

     James F. Murray. Mr. Murray's employment agreement extends to March 31, 1999 and provides for a base annual salary of $200,000 plus an annual bonus equal to 1% of the Company's pre-tax net income for 1996, 1997 and 1998. If Mr. Murray's employment is terminated by the Company during the term of the contract without cause, he will be entitled to severance equal to the compensation and benefits payable over the balance of the term, not to exceed $300,000. Mr. Murray is granted piggyback registration rights for his Company stock. See "Shares Eligible for Future Sale".

     Richard N. Ferry, Jr. Mr. Ferry's employment agreement extends for three years to June 30, 1999 and provides for a base annual salary of $175,000 in the first year, with incremental increases of $25,000 for each of the next two years. An annual bonus is payable based on Mr. Ferry's performance. Pursuant to his employment agreement, on July 16, 1996, Mr. Ferry was granted an option to purchase 36,000 shares of Common Stock at an exercise price per share equal to $14.50 (the price in the Initial Public Offering), and an option to purchase 21,000 shares at an exercise price of $0.01 per share. These options vest one third on January 5, 1997, 1998 and 1999, and terminate seven years from the date of grant. On October 7, 1996, Mr. Ferry was granted an additional option to purchase 100,000 shares at an exercise price of $39.88, the fair market value of such shares on the date of grant. These options vest 20% per year and terminate seven years from the date of grant. If Mr. Ferry's employment is terminated by the Company during the term of the contract without cause, he will be entitled to severance equal to his compensation and benefits for 180 days from the date of termination.

     Paul M. O'Hara. Mr. O'Hara's employment agreement extends for three years to August 8, 1999 and provides for a base annual salary of $250,000, plus, for the 1996 calendar year, a guaranteed bonus of $25,000. For each year thereafter, a performance bonus in an amount up to $100,000 is payable, based upon and subject to the Company's achievement of projected quarterly earnings per share.

Pursuant to his employment agreement, on August 9, 1996, Mr. O'Hara was granted an option to purchase 200,000 shares of Common Stock at an exercise price equal to $23.88, the fair market value of such shares on the date of grant of the option. The option vests in varying amounts over six years and terminates eight years from the date of grant. If Mr. O'Hara's employment is terminated by the Company during the term of the contract without cause, he will be entitled to severance equal to either $350,000, payable over twelve months, plus his benefits for one year from the date of termination, or, if the termination occurs during the final year of his contract, the salary, bonus and other benefits which would have been earned for the balance of the contract term.

     Derek J. Reynolds. Mr. Reynolds' employment agreement extends for three years to October 27, 1999 and provides for a base annual salary of $250,000, plus, for the 1996 calendar year, a guaranteed bonus of $15,000. An annual bonus is payable thereafter based on Mr. Reynolds' performance. Pursuant to his employment agreement, on October 28, 1996, Mr. Reynolds was granted an option to purchase 200,000 shares of Common Stock at an exercise price equal to $39.38, the fair market value of such shares on the date of grant of the option. The option vests in varying amounts over six years and terminates eight years from the date of grant. If Mr. Reynolds' employment is terminated by the Company during the term of the contract without cause, he will be entitled to severance equal to his compensation for one year from the date of termination or until expiration of his employment term, whichever is shorter.

     James R. Weber. Mr. Weber has an oral understanding with the Company with respect to his employment. Mr. Weber has a base annual compensation of $176,218 and, for the 1996 calendar year, is guaranteed a prorated bonus of 40% of his base annual compensation. In connection with his employment, on July 16 and August 26, 1996, Mr. Weber was granted two options, each to purchase 20,000 shares, at exercise prices of $14.50 and $27.00, respectively, the fair market value of such shares on their respective date of grant of the options. These options each vest one-third on the first three anniversaries of their respective date of grant, and each terminates seven years from the date of grant. If Mr. Weber's employment is terminated by the Company without cause, he will be entitled to severance equal to one year's compensation.

     Bernard J. Kosar, Jr. On January 2, 1997, Mr. Kosar agreed to join the Company as an executive officer. Mr. Kosar will be entering into a one-year employment agreement with the Company providing for a base annual salary of $150,000 and a discretionary bonus. In connection with his employment, on January 2, 1997, Mr. Kosar was granted options to purchase 200,000 shares of Common Stock at an exercise price of $35.38 per share, the fair market value of such shares on the date of grant. These options vest one-third on the third, fifteenth and twenty-seventh month anniversaries of the date of grant, and terminate seven years from the date of grant.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to all compensation paid or earned for services rendered to the Company in 1994, 1995 and 1996 by the chief executive officer and the Company's four other most highly compensated executive officers whose aggregate annual compensation exceeded $100,000 and who were executive officers of the Company at December 31, 1996 (together, the "Named Executive Officers"). The Company does not have a pension plan or a long-term incentive plan, has not issued any restricted stock awards and has not granted any stock appreciation rights prior to this offering. The Company has granted stock options as of and since the Initial Public Offering. See
"-- Employee Stock Plan and Director Stock Plan". The value of all perquisites and other personal benefits received by each Named Executive Officer did not exceed 10% of the Named Executive Officer's total annual salary.

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM
                                                                            COMPENSATION
                                                                               AWARDS
                                                            ANNUAL          ------------
                                                         COMPENSATION        SECURITIES
                                             FISCAL   ------------------     UNDERLYING       ALL OTHER
        NAME AND PRINCIPAL POSITION           YEAR     SALARY     BONUS       OPTIONS      COMPENSATION(1)
-------------------------------------------  ------   --------   -------    ------------   ---------------
Mark J. Gordon.............................   1996    $358,554        --            --        $  13,301
  Chief Executive Officer                     1995     281,496        --            --           15,194
                                              1994     318,235        --            --           16,897
David L. Epstein...........................   1996     358,554        --            --               --
  President                                   1995     276,635        --            --               --
                                              1994     254,510        --            --               --
Richard D. Mondre..........................   1996     271,884   $40,000(2)         --               --
  Executive Vice President, General Counsel   1995          --        --            --               --
  and Secretary                               1994          --        --            --               --
James F. Murray............................   1996     185,577       (3)            --               --
  Chief Operating Officer                     1995     148,185        --            --               --
                                              1994     120,609        --            --               --
Richard N. Ferry, Jr.......................   1996     153,461    32,000       157,000(4)            --
  Senior Vice President -- Business           1995     122,294        --            --               --
  Development                                 1994       8,877        --            --               --

---------------

(1) Consists of premiums paid for three split-dollar life insurance policies for the benefit of the Mark Gordon Family Trust.
(2)  Represents bonus amounts earned in 1996 to be paid in 1997.
(3) Mr. Murray is entitled to an annual bonus equal to 1% of the Company's pre-tax net income for 1996, which will be calculated and paid in 1997. See "-- Employee Agreements".
(4) See "Option Grants and Holdings" below for a description of Mr. Ferry's options.

OPTION GRANTS AND HOLDINGS

     1996 Option Grants. The following table summarizes the options which were granted during the fiscal year ended December 31, 1996 to the Named Executive
Officers:

                                                                                         POTENTIAL REALIZABLE
                                        INDIVIDUAL GRANTS                    VALUE AT      VALUE AT ASSUMED
                       ---------------------------------------------------    GRANT-         ANNUAL RATES
                       NUMBER OF      % OF TOTAL                               DATE         OF STOCK PRICE
                       SECURITIES      OPTIONS                                MARKET         APPRECIATION
                       UNDERLYING     GRANTED TO     EXERCISE                 PRICE      FOR OPTION TERM(1)(2)
                        OPTIONS       EMPLOYEES       PRICE     EXPIRATION   --------   -----------------------
        NAME            GRANTED     IN FISCAL YEAR    ($/SH)     DATE(2)      0%($)       5%($)        10%($)
---------------------  ----------   --------------   --------   ----------   --------   ----------   ----------
Mark J. Gordon.......         --            --            --            --         --           --           --
David L. Epstein.....         --            --            --            --         --           --           --
Richard D. Mondre....         --            --            --            --         --           --           --
James F. Murray......         --            --            --            --         --           --           --
Richard N. Ferry,
  Jr. ...............     36,000          4.32         14.50       7/15/03          0      212,506      495,230
                          21,000          2.55          0.01       7/15/03    304,290      428,252      593,174
                         100,000         12.00         39.88      10/06/03          0    1,623,516    3,783,484

---------------

(1) Potential realizable value is based on the assumption that the Common Stock price appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the option term. The amounts have been calculated based on the requirements promulgated by the Securities and Exchange Commission. The actual value, if any, a Named Executive Officer may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised (if the executive were to sell the shares on the date of exercise). Accordingly, there is no assurance that the value realized will be at or near the potential realizable value as calculated in this table.
(2) These options have a term of seven years from the date of grant.

     1996 Option Exercises and Year-end Values. The following table provides information regarding the value of all unexercised options held at December 31, 1996 by the Named Executive Officers. No Named Executive Officer exercised any stock options during the 1996 fiscal year.

                                                     NUMBER OF
                                               SECURITIES UNDERLYING           VALUE OF UNEXERCISED
                                              UNEXERCISED OPTIONS AT          IN-THE-MONEY OPTIONS AT
                                                 DECEMBER 31, 1996             DECEMBER 31, 1996(1)
                                            ---------------------------     ---------------------------
                   NAME                     UNEXERCISABLE   EXERCISABLE     UNEXERCISABLE   EXERCISABLE
------------------------------------------  -------------   -----------     -------------   -----------
Mark J. Gordon............................          --             --                 --            --
David L. Epstein..........................          --             --                 --            --
Richard D. Mondre.........................          --             --                 --            --
James F. Murray...........................          --             --                 --            --
Richard N. Ferry, Jr. ....................     157,000             --        $ 1,479,915     $       0

---------------

(1) Based on a per share price of $35 1/8 on December 31, 1996. Options to purchase 100,000 shares out of the total options held by Mr. Ferry were not in-the-money as of December 31, 1996.

EMPLOYEE STOCK PLAN AND DIRECTOR STOCK PLAN

     The Company has adopted a 1996 Incentive Stock Plan (the "Employee Stock Plan") and a 1996 Nonemployee Director Stock Option Plan (the "Director Stock Plan"; together with the Employee Stock Plan, the "Stock Plans"). Officers, key employees and nonemployee consultants may be granted stock options, stock appreciation rights, stock awards, performance shares and performance units under the Employee Stock Plan. The Company has reserved 1,931,684 shares of Common Stock for issuance under the Employee Stock Plan, after giving effect to the stock splits by way of share dividends completed prior to the Initial Public Offering, and subject to further antidilution adjustments.

     The Employee Stock Plan is administered by the Compensation Committee (the "Committee") of the Board of Directors of the Company, whose members are currently "nonemployee directors" (as such term is defined under Rule 16b-3 of the Securities Exchange Act of 1934, as amended). The Board of Directors or Committee is authorized to determine, among other things, the key employees to whom, and the times at which, options and other benefits are to be granted, the number of shares subject to each option, the applicable vesting schedule and the exercise price (provided that for incentive stock options, the exercise price shall not be less than 100% of the fair market value of the Common Stock on the date of grant; and provided further that, for nonqualified stock options, except for 50,000 shares which may be granted at an exercise price as low as $0.01 per share, the exercise price may not be less than 85% of the fair market value of the Common Stock on the date of grant). The Committee also determines the treatment to be afforded to a participant in the Employee Stock Plan in the event of termination of employment for any reason, including death, disability or retirement. Under the Employee Stock Plan the maximum term of an incentive stock option is ten years and the maximum term of a nonqualified stock option is fifteen years.

     As of January 2, 1997, options to purchase 1,099,750 shares had been granted under the Employee Stock Plan (exclusive of options to purchase 18,250 shares which have been cancelled), of which options to purchase 907,000 shares had been granted to executive officers of the Company (including options to purchase 60,000 shares which had been granted to Bernard J. Kosar, Jr. in his former capacity as a consultant to the Company). Except for an option to purchase 21,000 shares granted to Richard N. Ferry, Jr., the Company's Senior Vice President -- Business Development, which has an exercise price of $0.01 per share, all options granted under the Employee Stock Plan have exercise prices equal to the fair market value of the Common Stock on the date of grant of the option. All options granted under the Employee Stock Plan vest at the rate of 20% per year and have a total term of seven years, except for the options granted to Mr. Ferry, Paul M. O'Hara, the Company's Senior Vice
President -- Finance and Chief Financial Officer, Derek J. Reynolds, the Company's Senior Vice President -- Information Services, James R. Weber, the Company's Senior Vice President -- Telemarketing Operations, and Mr. Kosar in his capacity as an employee and Senior Vice President -- Client Relations of the Company, all of which are subject to the terms set forth under "Management -- Employment Agreements", the options granted to Mr. Kosar in his former capacity as a consultant, which vest at the rate of one-half per year and have a term of three years, options to purchase 5,000 shares granted to an employee of the Company which vested on the date of grant, and options to purchase 25,000 shares granted to a consultant to the Company which vest at the rate of one-half per year and have a term of three years.

     The Director Stock Plan provides for annual grants of a nonqualified stock option to each nonemployee director of the Company. The option allows such directors to purchase 2,500 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. These options will have a term of ten years and vest in equal installments over three years. The Company has reserved 96,584 shares of Common Stock for issuance under the Director Stock Plan, after giving effect to the stock splits by way of share dividends completed prior to the Initial Public Offering, and subject to further antidilution adjustments. As of January 2, 1997, options to purchase 2,500 shares had been granted to each of Christian Mustad and Neil A. Natkow at an exercise price of $43.00 per share.

     Exclusive of Mr. Ferry's option to purchase 21,000 shares at an exercise price of $0.01 per share, the options to purchase 1,083,750 shares granted under the Stock Plans outstanding as of January 2, 1997, have a weighted average exercise price of $28.76 per share.

     The Board of Directors has the power to amend each of the Stock Plans from time to time. Shareholder approval of an amendment is only required to the extent that it is necessary to maintain the Stock Plans' status as protected plans under applicable securities laws or the Employee Stock Plan's status as a qualified plan under applicable tax laws.

PROFIT SHARING PLAN

     The Board of Directors of the Company has adopted a standard Profit Sharing Plan (the "Profit Sharing Plan"). Under the terms of this plan, the Company makes elective contributions to the Profit Sharing Plan, the allocation of which is based on salary. All employees are eligible for participation in the plan on the January 1 nearest the attainment of age 21 and completion of two years of service with the Company. The Company did not contribute to the Profit Sharing Plan for the years ended December 31, 1995 and 1996.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Articles contain a provision eliminating the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Business Corporation Act of Florida. This provision in the Articles does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Florida law. Each director will continue to be subject to liability for breach of a director's duty of loyalty to the Company or its shareholders, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, or for any transaction from which the director derived an improper personal benefit. This provision also does not affect a director's responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

     The Company's Articles and Bylaws provide that the Company will indemnify its directors and officers, and may indemnify its employees and other agents, to the fullest extent permitted by law. The Company's Bylaws also permit it to secure insurance on behalf of any person it is required or permitted to indemnify for any liability arising out of his or her actions in such capacity, regardless of whether the Articles and Bylaws would permit indemnification. The Company maintains liability insurance for its directors and officers.

     In addition to the indemnification provided for in the Company's Articles and Bylaws, the Company has entered into agreements to indemnify its directors and its executive officers. These agreements, among other things, indemnify the Company's directors and executive officers for all direct and indirect expenses and costs (including, without limitation, all reasonable attorneys' fees and related disbursements, other out of pocket costs and reasonable compensation for time spent by such persons for which they are not otherwise compensated by the Company or any third person) and liabilities of any type whatsoever (including, but not limited to, judgments, fines and amounts paid in settlement) actually and reasonably incurred by such person in connection with either the investigation, defense, settlement or appeal of any threatened, pending or completed action, suit or other proceeding, including any action by or in the right of the corporation, arising out of such person's services as a director, officer, employee or other agent of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain talented and experienced directors and officers.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     For a discussion of certain transactions between the Company, on the one hand, and Mr. Gordon, Mr. Epstein or their respective affiliates, on the other hand, see "Management -- Compensation Committee Interlocks and Insider Participation". For information concerning the Dividend paid by the Company in 1996 to its shareholders of record prior to the Initial Public Offering and the Tax Agreement entered into between the Company and such shareholders, see "Distribution of S Corporation Earnings".

     Richard D. Mondre, the Company's Executive Vice President, General Counsel and Secretary and a director, was a Partner of Rubin Baum Levin Constant Friedman & Bilzin ("Rubin Baum") until immediately prior to joining the Company in March 1996 and remains "Of Counsel" to that firm. Rubin Baum has acted as the Company's regular outside legal counsel since 1987. The total fees and costs paid by the Company to Rubin Baum in 1993, 1994, 1995 and 1996 were approximately $171,000, $191,000, $210,000 and $653,000, respectively. The
Company believes that the fees paid to Rubin Baum are no less favorable than could be obtained from other comparable law firms in the area.

     Bernard J. Kosar, Jr., a director of the Company, had performed consulting services for the Company prior to joining the Company as its Senior Vice President -- Client Relations on January 2, 1997. On July 26, 1996, Mr. Kosar had entered into an Independent Contractor Agreement with the Company which had a term of one year. Prior to its termination upon Mr. Kosar becoming an employee and executive officer of the Company, that agreement provided for Mr. Kosar to be paid a monthly fee of $5,833. During 1995 and 1996, total commissions and fees earned by Mr. Kosar amounted to approximately $115,000 and $75,000, respectively. The Company believes that the commissions and fees earned by Mr. Kosar were no less favorable than could have been obtained from unaffiliated parties. In conjunction with entering into his Independent Contractor Agreement, Mr. Kosar was granted an option to purchase 60,000 shares of Common Stock at an exercise price per share of $16.75, the fair market value of such shares on the date of grant of the option. These options vest one-half per year and terminate three years from the date of grant. See also "Management -- Employment Agreements".

                       PRINCIPAL AND SELLING SHAREHOLDERS

                              BENEFICIAL OWNERSHIP

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of December 31, 1996, and as adjusted for the sale of the shares offered hereby by (i) each shareholder of the Company who beneficially owns more than 5% of the Common Stock; (ii) each director of the Company; (iii) each Named Executive Officer; and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information provided by such owners, have sole investment and voting power with respect to such shares. The address of each person who beneficially owns more than 5% of the Common Stock is the Company's principal executive office. For an indication of the number of shares to be sold by the Selling Shareholders, see the Pecuniary Ownership table below.

                                                                            SHARES BENEFICIALLY
                                              SHARES BENEFICIALLY OWNED            OWNED
                                                  PRIOR TO OFFERING          AFTER OFFERING(1)
                                              -------------------------   -----------------------
                    NAME                        NUMBER       PERCENT(2)     NUMBER     PERCENT(2)
--------------------------------------------  ----------     ----------   ----------   ----------
Mark J. Gordon(3)...........................   9,160,783(4)     45.8%      7,293,283      33.9%
David L. Epstein (3)........................   6,119,251(5)     30.6       4,746,751      22.1
Richard D. Mondre(3)........................   5,028,283(6)     25.1       4,263,283      19.8
Stacy Lynn Gordon PRC Trust.................   1,615,000(7)      8.1       1,435,000       6.7
Jason Howard Gordon PRC Trust...............   1,615,000(8)      8.1       1,435,000       6.7
James F. Murray(3)..........................     820,000(9)      4.1         595,000       2.8
Bernard J. Kosar, Jr........................      72,500        *             72,500      *
Christian Mustad............................      49,000        *             49,000      *
Neil A. Natkow..............................      20,000        *             20,000      *
Richard N. Ferry, Jr.(10)...................      19,000        *             19,000      *
All executive officers and directors
as a group (14 persons)(11).................  15,590,200        77.9%     12,350,200      57.4%

---------------

   * Less than 1%.

 (1) Assumes no exercise of the Underwriters' over-allotment option to purchase up to an aggregate of 710,000 additional shares from the Selling Shareholders. If the over-allotment option is exercised in full, Mr. Gordon could sell an additional 420,000 shares beneficially owned by him, Mr. Epstein could sell an additional 290,000 shares beneficially owned by him, Mr. Mondre could sell an additional 110,000 shares beneficially owned by him, each of the Stacy Lynn Gordon PRC Trust and the Jason Howard Gordon PRC Trust could sell an additional 20,000 shares beneficially owned by them, and Mr. Murray could sell an additional 50,000 shares beneficially owned by him, decreasing the percentage of shares beneficially owned by Messrs. Gordon, Epstein and Mondre, the Stacy Lynn Gordon PRC Trust, the Jason Howard Gordon PRC Trust, Mr. Murray and all executive officers and directors as a group to 32.0%, 20.7%, 19.3%, 6.6%, 6.6%, 2.5% and 54.1%, respectively. Any shares sold pursuant to the over-allotment option will be sold pro rata by each of the Selling Shareholders selling shares pursuant to the Underwriters' over-allotment option.
 (2) Percentage of beneficial ownership is based on 20,000,000 shares of Common Stock outstanding as of the date of this Prospectus and 21,500,000 shares of Common Stock to be outstanding after completion of this offering, except that, in the case of Mr. Ferry and all executive officers and directors as a group, the number of options held by Mr. Ferry which are exercisable within 60 days of the date of this Prospectus are also included in such calculations, as applicable.
 (3) Mr. Gordon and Mr. Epstein each has the right to acquire some or all of the other's shares in certain circumstances pursuant to a shareholder agreement and each has certain rights to acquire shares owned by Messrs. Mondre and Murray pursuant to shareholder agreements. The foregoing rights will cease to apply to shares offered hereby upon the sale thereof in this offering. For a more detailed description of these rights, see "Description of Capital Stock -- Shareholder and Voting Trust Agreements".
 (4) Includes 5,212,000 shares held by a Texas limited partnership in which Mr. Gordon is a 49% limited partner, Mark J. Gordon 1996 Grantor Retained Annuity Trust #1 ("MJGGRAT1") is a 49% limited partner, Mr. Gordon's wife is a 1% limited partner and a Texas corporation, which is wholly owned by Mr. Gordon, is a 1% general partner. The MJGGRAT1 provides an annuity to Mr. Gordon for five years, and thereafter Mr. Gordon's wife and the lineal descendants of Mr. Gordon's parents have an income interest in the remainder and Mr. Gordon's lineal descendants, subject to a further trust, have a principal interest in the remainder. Also includes (i) 1,575,000 shares held by a Texas limited partnership (the "Gordon Selling Shareholder") in which Mr. Gordon is a 98% limited partner, Mr. Gordon's wife is a 1% limited partner and a Texas corporation, which is wholly owned by Mr. Gordon, is a 1% general partner; and (ii) 577,500 shares beneficially owned by Mr. Mondre (held as described in footnote 6 below) and 565,000 shares beneficially owned by Mr. Murray (held as described in footnote 9 below), but as to which, pursuant to voting trust agreements currently between a Texas corporation owned and controlled by Mr. Gordon and each of the limited partnerships owned and controlled by Messrs. Mondre and Murray, respectively, Mr. Gordon has voting control. Such voting trust agreements continue until February 2006, subject to earlier termination in certain circumstances (including, with respect to those shares of Common Stock being offered hereby by Messrs. Mondre and Murray, the termination upon the sale of such shares in this offering), and give Mr. Gordon absolute discretion in voting the shares. See "Description of Capital Stock -- Shareholder and Voting Trust Agreements". Also includes
        (i) 50,000 shares held by the David L. Epstein 1996 Grantor Retained Annuity Trust #2 ("DEGRAT2") as to which Mr. Gordon shares the voting and dispositive duties with respect to these shares as co-trustee under the trust which provides an annuity to Mr. Epstein for five years and with family members having the remainder interest; (ii) 828,283 shares beneficially owned by the David Epstein 1995 Grantor Trust (held as described in footnote (7) to the Pecuniary Ownership table below) as to which Mr. Gordon shares the voting and dispositive duties with respect to the shares as co-trustee under this trust, which was created by Mr. Epstein for the benefit of his children; (iii) 3,000 shares held by The Mark J. Gordon 1996 Family Limited Partnership, a limited partnership for which Mr. Gordon is the sole 1% general partner and trusts for the benefit of his nieces and nephews are the limited partners; and (iv) 200,000 and 150,000 shares owned by The Gordon Family Charitable Remainder Unitrust and The Gordon Family Foundation, Inc., respectively, both of which are controlled by Mr. Gordon and his spouse (see footnotes
        (10) and (11) to the Pecuniary Ownership table below).
 (5) Includes 1,033,417 shares held by a Texas limited partnership in which Mr. Epstein is a 49% limited partner, the David L. Epstein Grantor Retained Annuity Trust #1 ("DEGRAT1") is a 49% limited partner, Mr. Epstein's wife is a 1% limited partner and a Texas corporation, which is wholly owned by Mr. Epstein, is the 1% general partner. The DEGRAT1 provides an annuity to Mr. Epstein for five years, and his wife, his parents and their lineal descendants and others have an income interest in the remainder and his lineal descendants, subject to a further trust, have a principal interest in the remainder. Also includes (i) 1,345,000 shares held by a Texas limited partnership (the "Epstein Selling Shareholder") in which Mr. Epstein is a 98% limited partner, Mr. Epstein's wife is a 1% limited partner and a Texas corporation, which is wholly owned by Mr. Epstein, is the 1% general partner; (ii) 1,615,000 shares beneficially owned by the Jason Howard Gordon PRC Trust (held as described in footnote 8 below) and 1,615,000 shares beneficially owned by the Stacy Lynn Gordon PRC Trust (held as described in footnote 7 below), as to which Mr. Epstein shares the voting and dispositive duties as co-trustee under these trusts which were created by Mr. Gordon for the benefit of his children; (iii) 192,500 shares beneficially owned by Mr. Mondre (held as described in footnote 6 below) and 188,334 shares beneficially owned by Mr. Murray (held as described in footnote 9 below), but as to which, pursuant to voting trust agreements currently between a Texas corporation owned and controlled by Mr. Epstein and each of the limited partnerships owned and controlled by Messrs. Mondre and Murray, respectively, Mr. Epstein has voting control. Such voting trust agreements continue until February 2006, subject to earlier termination in certain circumstances (including, with respect to those shares of Common Stock being offered hereby by Messrs. Mondre and Murray, the termination upon the sale of such shares in this offering), and give Mr. Epstein absolute discretion in voting the shares. See "Description of Capital Stock -- Shareholder and Voting Trust Agreements". Also includes
        (i) 100,000 shares held by the Mark J. Gordon 1996 Grantor Retained Annuity Trust #2 ("MJGGRAT2") as to which Mr. Epstein shares the voting and dispositive duties with respect to these shares as co-trustee under the trust, which provides an annuity to Mr. Gordon for five years and with family members having the remainder interest; and (ii) 30,000 shares owned by The David and Jodi Epstein Family Foundation, Inc., which is controlled by Mr. Epstein and his spouse (see footnote (12) to the Pecuniary Ownership table below).
 (6) Includes 495,000 shares held by a Texas limited partnership in which Mr. Mondre is a 65% limited partner, the Richard D. Mondre 1996 Grantor Retained Annuity Trust #1 ("RDMGRAT") is a 33% limited partner, Mr. Mondre's wife is a 1% limited partner and a Texas corporation, which is wholly owned by Mr. Mondre, is the 1% general partner. The RDMGRAT provides an annuity to Mr. Mondre for five years, after which his wife and his son have an income interest in the remainder and Mr. Mondre's wife and/or lineal descendants, subject to a further trust, have a principal interest in the remainder. Also includes 275,000 shares held by a Texas limited partnership (the "Mondre Selling Shareholder") in which Mr. Mondre is a 98% limited partner, Mr. Mondre's wife is a 1% limited partner and a Texas corporation, which is wholly owned by Mr. Mondre, is the 1% general partner. All such shares are subject to voting trust agreements described in footnotes (4) and (5) above. Also includes (i) 100,000 shares held by the MJGGRAT2 as to which Mr. Mondre shares the voting and dispositive duties as co-trustee under the trust; (ii) 1,615,000, 1,615,000 and 828,283 shares as to which Mr. Mondre shares the voting and dispositive duties as co-trustee under the Jason Howard Gordon PRC Trust, the Stacy Lynn Gordon PRC Trust and the David Epstein 1995 Grantor Trust, respectively (see footnotes (4) and (5) above and (7) and (8) below); (iii) 50,000 shares held by the DEGRAT2 as to which Mr. Mondre shares the voting and dispositive duties with respect to the shares as co-trustee under the trust (see footnote (4) above); and (iv) 50,000 shares held by a Texas limited partnership in which a Texas corporation, which is wholly owned by Mr. Mondre, is the 1% general partner and Mr. Mondre's son is a 99% limited partner.
 (7) All of these shares are held by two Texas limited partnerships in which the trust is a 98% limited partner, Stacy Lynn Gordon is a 1% limited partner and a Texas limited liability company is the 1% general partner. The general partner is owned by the trust as a 99% member and by a Texas corporation, which is wholly owned by the trust, as a 1% managing member. Messrs. Epstein and Mondre share the voting and dispositive duties with respect to these shares as co-trustees under this trust, which was created by Mr. Gordon for the benefit of his daughter, Stacy Lynn Gordon, and as directors of the Texas corporation.
 (8) All of these shares are held by two Texas limited partnerships in which the trust is a 98% limited partner, Jason Howard Gordon is a 1% limited partner and a Texas limited liability company is the 1% general partner. The general partner is owned by the trust as a 99% member and by a Texas corporation, which is wholly owned by the trust, as a 1% managing member. Messrs. Epstein and Mondre share the voting and dispositive duties with respect to these shares as co-trustees under this trust, which was created by Mr. Gordon for the benefit of his son, Jason Howard Gordon, and as directors of the Texas corporation.
 (9) Includes 478,334 shares held by a Texas limited partnership in which Mr. Murray is a 65% limited partner, the James F. Murray 1996 Grantor Retained Annuity Trust #1 ("JFMGRAT") is a 33% limited partner, Mr. Murray's wife is a 1% limited partner and a Texas corporation, which is wholly owned by Mr. Murray, is the 1% general partner. The JFMGRAT provides an annuity to Mr. Murray for five years, after which his wife and lineal descendants have an income interest in the remainder and his lineal descendants, subject to a further trust, have a principal interest in the remainder. Also includes 275,000 shares held by a Texas limited partnership (the "Murray Selling Shareholder") in which Mr. Murray is a 98% limited partner, Mr. Murray's wife is a 1% limited partner and a Texas corporation, which is wholly owned by Mr. Murray, is the 1% general partner. All of the foregoing shares are subject to the voting trust agreements described in footnotes (4) and (5) above. Also includes 66,666 shares held by a Texas limited partnership in which a Texas corporation, which is jointly owned by Mr. Murray and his wife, is the 2% general partner and three trusts for Mr. Murray's three children are each a 32 2/3% limited partner.
(10) Includes 19,000 shares of Common Stock issuable upon the exercise of options within 60 days of the date of this Prospectus. See
     "Management -- Employee Stock Plan and Director Stock Plan".
(11) See other footnotes above. Also includes 500 shares held by James R. Weber, the Company's Senior Vice President -- Telemarketing Operations, and 32,500 shares held by Thomas C. Teper, the Company's Vice President -- Facilities Acquisition and Development. Does not include options held by officers and directors which are not exercisable within 60 days of the date of this Prospectus.

                              PECUNIARY OWNERSHIP

     The following table sets forth certain information regarding the pecuniary ownership of Common Stock as of December 31, 1996, and as adjusted for the sale of the shares offered hereby by the Selling Shareholders. The table also reflects the number of shares to be sold by the Selling Shareholders. As used in this paragraph and as reflected in the table, "pecuniary ownership" means that the person and/or his immediate family members or the entity and/or the trust beneficiaries thereof and/or their immediate family members derive economic benefit from ownership of the shares, such as the ability to receive dividends distributed with respect to, and proceeds derived from the sale of, such shares.

                                        SHARES PECUNIARILY        NUMBER       SHARES PECUNIARILY
                                          OWNED PRIOR TO            OF             OWNED AFTER
                                             OFFERING             SHARES           OFFERING(1)
                                      -----------------------     BEING      -----------------------
                NAME                    NUMBER     PERCENT(2)   OFFERED(1)     NUMBER     PERCENT(2)
------------------------------------  ----------   ----------   ----------   ----------   ----------
Mark J. Gordon(3)...................   6,887,030      34.4%      1,000,000    5,887,030      27.4%
David L. Epstein(4).................   2,428,417      12.1         870,000    1,558,417       7.2
Stacy Lynn Gordon PRC Trust(5)......   1,615,000       8.1         180,000    1,435,000       6.7
Jason Howard Gordon PRC Trust(6)....   1,615,000       8.1         180,000    1,435,000       6.7
David Epstein 1995 Grantor
  Trust(7)..........................     828,283       4.1         180,000      648,283       3.0
Richard D. Mondre(8)................     820,000       4.1         225,000      595,000       2.8
James F. Murray(9)..................     820,000       4.1         225,000      595,000       2.8
The Gordon Family Charitable
  Remainder Unitrust(10)............     200,000       1.0         200,000            0         0
The Gordon Family Foundation,
  Inc.(11)..........................     150,000      *            150,000            0         0
The David and Jodi Epstein Family
  Foundation, Inc.(12)..............      30,000      *             30,000            0         0
All Selling Shareholders as a
  group(13).........................  15,393,730      77.0%      3,240,000   12,153,730      56.5%

---------------

   * Less than 1%.

 (1) Assumes no exercise of the Underwriters' over-allotment option to purchase up to an aggregate of 710,000 additional shares from the Selling Shareholders. If the over-allotment option is exercised in full, Mr. Gordon could sell an additional 325,000 shares pecuniarily owned by him, Mr. Epstein could sell an additional 225,000 shares pecuniarily owned by him, each of the Stacy Lynn Gordon PRC Trust, the Jason Howard Gordon PRC Trust and the David Epstein 1995 Grantor Trust could sell an additional 20,000 shares pecuniarily owned by them and each of Mr. Mondre and Mr. Murray could sell an additional 50,000 shares pecuniarily owned by them, decreasing the percentage of shares pecuniarily owned by Mr. Gordon, Mr. Epstein, the Stacy Lynn Gordon PRC Trust, the Jason Howard Gordon PRC Trust, the David Epstein 1995 Grantor Trust, Mr. Mondre, Mr. Murray and all Selling Shareholders as a group to 25.9%, 6.2%, 6.6%, 6.6%, 2.9%, 2.5%,
     2.5% and 53.2%, respectively. Any shares sold pursuant to the over-allotment option will be sold pro rata by each of the foregoing Selling Shareholders.
 (2) Percentage of pecuniary ownership is based on 20,000,000 shares of Common Stock outstanding as of the date of this Prospectus and 21,500,000 of Common Stock to be outstanding after completion of this offering.
 (3) See footnote (4) to the Beneficial Ownership table above, which includes a description of the Gordon Selling Shareholder.
 (4) See footnote (5) to the Beneficial Ownership table above, which includes a description of the Epstein Selling Shareholder.
 (5) See footnote (7) to the Beneficial Ownership table above.
 (6) See footnote (8) to the Beneficial Ownership table above.
 (7) All of these shares are held of record by two Texas limited partnerships in which each trust is a 98% limited partner, Mr. Epstein's wife is a 1% limited partner and a Texas corporation, which is wholly owned by the trust, is the 1% general partner. Messrs. Gordon and Mondre share the voting and dispositive duties with respect to these shares as co-trustees under the trust, which was created by Mr. Epstein for the benefit of his children, and as the directors of the Texas corporation which is the general partner of each Texas limited partnership.
 (8) See footnote (6) to the Beneficial Ownership table above, which includes a description of the Mondre Selling Shareholder.
 (9) See footnote (9) to the Beneficial Ownership table above, which includes a description of the Murray Selling Shareholder.
(10) Mr. Gordon and his wife are the trustees of this trust which provides income to them during their lifetimes, with the remainder going to the charity of their choice upon their death.
(11) Mr. Gordon and his wife are the sole directors and officers of this not-for-profit corporation.
(12) Mr. Epstein and his wife are the sole directors and officers of this not-for-profit corporation.
(13) See other footnotes above.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 125 million shares, of which 100 million shares are Common Stock, par value $0.01 per share, and 25 million shares are preferred stock, par value $0.01 per share. As of December 31, 1996, there were 20,000,000 shares of Common Stock outstanding held of record by approximately 50 shareholders, and no preferred stock outstanding. See "Principal and Selling Shareholders". After completion of this offering and assuming no exercise of any stock options, 21,500,000 shares of Common Stock will be issued and outstanding.

     The following description of the capital stock of the Company and certain provisions of the Company's Articles and Bylaws is a summary and is qualified in its entirety by the provisions of the Articles and Bylaws, which have been filed as exhibits to the Company's Registration Statement, of which this Prospectus is a part.

COMMON STOCK

     The issued and outstanding shares of Common Stock are, and the Common Stock to be sold by the Company in this offering will be, validly issued, fully paid and nonassessable. Subject to the rights of holders of preferred stock, the holders of outstanding Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy". The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive, pro-rata, the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting in the election of Directors.

PREFERRED STOCK

     The Company's Articles authorize the Board of Directors to issue the preferred stock in classes or series and to establish the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to the rate and nature of dividends, the amounts payable upon liquidation, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of shares, voting and preemptive rights and other terms. The Company may issue, without approval of the holders of Common Stock, preferred stock which has voting, dividend or liquidation rights superior to the Common Stock and which may adversely affect the rights of holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and could have the effect of discouraging, delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any preferred stock.

SHAREHOLDER AND VOTING TRUST AGREEMENTS

     Mr. Gordon and Mr. Epstein are parties to a shareholder agreement which grants to each the right to purchase some or all of the other's shares upon the death or total incapacity of the other or the involuntary transfer of the other's shares, and a right of first refusal on any shares proposed to be sold to a third party. The rights of Messrs. Gordon and Epstein will cease to apply to all such shares offered hereby upon the sale thereof in this offering. References throughout this section to individuals' share ownership mean the family limited partnerships, grantor retained annuity trusts and other entities which are the record owners of such shares. See "Principal and Selling Shareholders" for a description of the shares which are pecuniarily owned by each of Messrs. Gordon, Epstein, Mondre and Murray and their respective immediate family members.

     Mr. Mondre and Mr. Murray acquired their shares of Common Stock 75% from Mr. Gordon and 25% from Mr. Epstein in February 1996 at a price of $0.55 per share ($900,000 in total for both purchases). The purchase prices are evidenced by nine-year promissory notes, each bearing interest at 5.61% per annum, with interest payable annually and the entire principal due at maturity. Such notes are guaranteed by Mr. Mondre's or Mr. Murray's (as applicable) spouse and are secured by a pledge of the shares sold pursuant to separate pledge agreements. Since the acquisition, a number of favorable developments at the Company have occurred including the obtaining of a new revolving credit facility, the Initial Public Offering and significant new business from new and existing clients. See "Risk Factors -- Factors Affecting Ability to Manage and Sustain Growth" and
" -- Reliance on Major Clients and Key Industries," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- General".

     In connection with the acquisition, Mr. Mondre and Mr. Murray each entered into shareholders agreements with Mr. Gordon and Mr. Epstein which, for a period extending through April 1, 1999, provide for significant restrictions on Mr. Mondre and Mr. Murray's respective rights to sell, alienate or otherwise dispose of the shares of Common Stock acquired by Mr. Mondre and Mr. Murray from Mr. Gordon and Mr. Epstein, respectively, as well as rights on the part of Mr. Gordon and Mr. Epstein to purchase those shares under certain circumstances. Such restrictions and purchase rights do not relate to shares which may be owned by Mr. Mondre and Mr. Murray from time to time that were not acquired from Mr. Gordon or Mr. Epstein or those shares of Common Stock permitted to be sold by Mr. Mondre and Mr. Murray, including those shares being sold by them in this offering. Currently, all shares of Common Stock owned by Mr. Mondre and Mr. Murray were, in fact, acquired from either Mr. Gordon or Mr. Epstein. Generally, neither Mr. Mondre nor Mr. Murray may sell, alienate or otherwise dispose of their shares of Common Stock prior to April 1, 1999, without the consent of Mr. Gordon and Mr. Epstein, subject to certain exceptions including a change in control, termination of employment without cause, a sale of the Company, a sale of shares in a public offering and death or disability (subject to the repurchase rights of Mr. Gordon and Mr. Epstein described below). Excluding those shares being sold hereby, Mr. Mondre's Common Stock is subject to repurchase by Mr. Gordon and Mr. Epstein at the acquisition price if Mr. Mondre dies or becomes disabled prior to April 1, 1997, or if his employment with the Company terminates during his three-year employment term as a result of his resignation or termination by the Company with cause. Excluding those shares being sold hereby, one-half of Mr. Murray's Common Stock is subject to repurchase by Mr. Gordon and Mr. Epstein at the acquisition price if Mr. Murray dies or becomes disabled prior to April 1, 1997, and all of his Common Stock is subject to repurchase at the acquisition price if his employment with the Company terminates during his three-year employment term as a result of his resignation or termination by the Company with cause. All of such repurchase rights terminate upon a change in control, a sale of the Company, or termination of employment without cause during the three-year employment term.

     Pursuant to voting trust agreements entered into at the time of acquisition of the shares, each of Mr. Gordon and Mr. Epstein retained the right to vote the shares sold by him to Mr. Mondre and

Mr. Murray until February 16, 2006, subject to earlier termination in certain events. The voting trusts terminate with respect to any shares permitted to be sold by either Mr. Mondre or Mr. Murray under the applicable shareholder agreement described above (including the sale of the shares by them in this offering) and terminate completely upon the death of the voting trustee or upon a change in control. As of December 31, 1996, each of Mr. Gordon and Mr. Epstein exercises such voting rights through a separate Texas corporation owned and controlled by him.

CERTAIN STATUTORY PROVISIONS

     The Company is subject to Sections 607.0901 and 607.0902 of the Florida Business Corporation Act. In general, Section 607.0901 restricts the ability of a greater than 10% shareholder of a company to engage in a wide range of specified transactions between such company and such shareholder or a person or entity controlled by or controlling such shareholder. The statute provides that such a transaction must be approved by the affirmative vote of the holders of two-thirds of such company's voting shares, unless it is approved by a majority of the disinterested directors. Section 607.0902 restricts the ability of a third party to effect an unsolicited change in control of a company. In general, the statute provides that shares acquired in a transaction which effects a certain threshold change in the ownership of a company's voting shares (a "control share acquisition") have the same voting rights as shares held by the acquiring person prior to the acquisition only to the extent granted by a resolution adopted by shareholders in a prescribed manner. These statutory provisions may have an anti-takeover effect by deterring unsolicited offers or delaying changes in control or management of the Company.

CERTAIN CHARTER AND BYLAW PROVISIONS

     The Company's Articles and Bylaws contain a number of provisions related to corporate governance and to the rights of shareholders. In particular, the Bylaws provide that shareholders are required to follow an advance notification procedure for certain shareholder nominations of candidates for the Board of Directors and for certain other shareholder business to be conducted at any meeting of the shareholders. The Articles provide that special meetings of the shareholders may only be called by the Board of Directors or by holders of not less than 50% of the outstanding voting shares of the Company. The Articles further require that any actions to be taken by the shareholders of the Company may be taken only upon the vote of the shareholders at a meeting and may not be taken by written consent. The existence of these provisions in the Company's Articles and Bylaws may have the effect of discouraging a change in control of the Company and limiting shareholder participation in certain transactions or circumstances by limiting shareholders' participation to annual and special meetings of shareholders and making such participation contingent upon adherence to certain prescribed procedures. The affirmative vote of the holders of at least 66 2/3% of the outstanding capital stock is required to amend or repeal these provisions.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the closing of this offering (and assuming no exercise of any stock options), the Company will have 21,500,000 shares of Common Stock outstanding, of which 9,340,000 (10,050,000 if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or registration under the Securities Act, except for any shares purchased by an affiliate of the Company (in general, a person who has a control relationship with the Company), which will be subject to the limitations of Rule 144 promulgated under the Securities Act. All of the remaining 12,160,000 outstanding shares of Common Stock are deemed to be "restricted securities", as that term is defined in Rule
144. Beginning 180 days after the date of this Prospectus, upon the expiration of lock-up agreements with the

Underwriters (described below), 10,970,000 of these shares will be available for sale subject to compliance with Rule 144 volume and other requirements. The remaining 1,190,000 shares of restricted securities will be eligible for sale beginning in February 1998, in compliance with Rule 144 volume and other requirements.

     The Company and the Selling Shareholders have agreed for a period of 180 days after the date of this Prospectus that they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to the Stock Plans or on the conversion or exchange of convertible or exchangeable securities outstanding on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock offered in connection with this offering. See "Underwriting".

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who owns shares that were last acquired from the issuer or an affiliate of the issuer at least two years prior to a proposed sale is entitled to sell, within any three-month period, a number of shares which does not exceed the greater of 1% of the then-outstanding shares of the Company's Common Stock (215,000 shares immediately after this offering) or the average weekly trading volume of the Company's Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 may also be subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months preceding a proposed sale, and who owns restricted securities that were last acquired from the issuer or an affiliate of the issuer at least three years prior to a proposed sale, is entitled to sell such shares under Rule 144(k) without regard to the volume limitation, manner of sale provisions, public information requirements or notice requirements.

     The Company is authorized to issue up to 2,028,268 shares of Common Stock under the Stock Plans. As of January 2, 1997, options to purchase 1,104,750 shares had been granted and were outstanding under the Stock Plans, of which options to purchase 5,000 shares were then currently exercisable, options to purchase 19,000 shares became exercisable in January 1997, and options to purchase the remaining 1,080,750 shares become exercisable at varying times thereafter. See "Management -- Employee Stock Plan and Director Stock Plan". The Company has filed a registration statement under the Securities Act covering the issuance or resale of these shares of Common Stock. Shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, subject to vesting restrictions and the lock-up arrangements described above.

     No predictions can be made of the effect, if any, that the availability of shares for sale or the actual sale of shares will have on market prices prevailing from time to time.

     In connection with their employment agreements with the Company, Messrs. Gordon, Epstein, Mondre and Murray have been granted certain rights with respect to the registration of their Common Stock under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, Messrs. Gordon, Epstein, Mondre and Murray are entitled to notice of such registration and are entitled to include at the Company's expense all or a portion of their shares therein, subject to certain conditions. Messrs. Gordon and Epstein may also require the Company to register all or a portion of their shares under the Securities Act at the Company's expense in the event of their termination of employment for any reason, subject to certain conditions. The foregoing registration rights relate to the 16,400,000 shares owned by Messrs. Gordon, Epstein, Mondre and Murray and their affiliates at the time of the Initial Public Offering to the extent such shares were not sold in the Initial Public Offering.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Dain Bosworth Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Furman Selz LLC are acting as representatives, has severally agreed to purchase from the Company and the Selling Shareholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                              NUMBER OF SHARES
                        UNDERWRITER                           OF COMMON STOCK
                        -----------                           ----------------
Goldman, Sachs & Co. .......................................       973,000
Dain Bosworth Incorporated..................................       973,000
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................       973,000
Furman Selz LLC ............................................       321,000
Alex. Brown & Sons Incorporated.............................       130,000
J.P. Morgan Securities Inc..................................       130,000
Morgan Stanley & Co. Incorporated...........................       130,000
Oppenheimer & Co., Inc. ....................................       130,000
Robertson, Stephens & Company LLC...........................       130,000
Advest, Inc. ...............................................        85,000
Robert W. Baird & Co. Incorporated..........................        85,000
George K. Baum & Company....................................        85,000
William Blair & Company, L.L.C. ............................        85,000
GS(2) Securities, Inc. .....................................        85,000
Edward D. Jones & Co., L.P. ................................        85,000
Kirkpatrick, Pettis, Smith, Polian Inc......................        85,000
Raymond James & Associates, Inc. ...........................        85,000
Sands Brothers & Co., Ltd. .................................        85,000
Sutro & Co. Incorporated....................................        85,000
                                                                 ---------
          Total.............................................     4,740,000
                                                                 =========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $1.05 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     Certain of the Selling Shareholders have granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 710,000 additional shares of Common Stock (325,000 shares pecuniarily owned by Mr. Gordon, 225,000 shares pecuniarily owned by Mr. Epstein, 50,000 shares pecuniarily owned by each of Messrs. Mondre and Murray, and 20,000 shares pecuniarily owned by each of the Stacy Lynn Gordon PRC Trust, the Jason Howard Gordon PRC Trust and the David Epstein 1995 Grantor Trust), to cover over-allotments, if any. If the Underwriters exercise their overallotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,740,000 shares of Common Stock offered.

     The Company and the Selling Shareholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company

(other than pursuant to the Stock Plans or on the conversion or exchange of convertible or exchangeable securities outstanding on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock offered in connection with this offering.

     The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby are being passed upon for the Company by Rubin Baum Levin Constant Friedman & Bilzin, Miami, Florida. Richard D. Mondre, the Company's Executive Vice President, General Counsel and Secretary and a director, is currently "Of Counsel" to Rubin Baum and was previously a Partner at that firm. See "Certain Transactions". Cravath, Swaine & Moore, New York, New York, is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of the Common Stock offered hereby.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The balance sheet as of December 31, 1995, and the statements of operations, shareholders' equity, and cash flows for the year ended December 31, 1995, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent public accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the unaudited interim financial information for the nine-month periods ended September 30, 1996 and 1995, included in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included herein states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     The financial statements of the Company as of December 31, 1993 and 1994 and for each of the two years in the period ended December 31, 1994 included in this Prospectus have been audited by Gurland & Goldberg, P.A., independent public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in accounting and auditing.

     On December 27, 1995, the Company changed its accountants from Gurland & Goldberg, P.A. to Coopers & Lybrand L.L.P. The decision to dismiss its former accountants was approved by the Board of Directors in anticipation of the Company's initial public offering. The reports of the Company's accountants have never contained an adverse report or disclaimer of opinion, and have never been qualified as to uncertainty, audit scope or accounting principles. The Company has never had any disagreements with its former accountants.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied, at prescribed rates, at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, and at the Commission's New York Regional Office at 75 Park Place, New York, New York 10007 and at the Commission's Chicago Regional Office at Northwest Atrium

Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements made in the Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected, without charge, at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Chicago, IL 60661, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Registration Statement and the exhibits thereto may also be accessed through the EDGAR terminals in the Commission's public reference facilities in Washington, D.C. or through the World Wide Web at http://www.sec.gov.

                         PRECISION RESPONSE CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGES
                                                                                        ---
Report of Independent Accountants -- Coopers & Lybrand L.L.P..........................  F-2
Independent Auditors' Report -- Gurland & Goldberg, P.A. .............................  F-3
Review Report of Independent Accountants -- Coopers & Lybrand L.L.P...................  F-4
Balance Sheets as of December 31, 1994 and 1995 and September 30, 1996................  F-5
Statements of Operations for the years ended December 31, 1993, 1994 and 1995 and the nine-month periods ended September 30, 1995 and 1996................................  F-6
Statements of Shareholders' Equity for the years ended December 31, 1993, 1994 and
  1995 and the nine-month period ended September 30, 1996.............................  F-7
Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995 and the nine-month periods ended September 30, 1995 and 1996................................  F-8
Notes to Financial Statements.........................................................  F-9

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Precision Response Corporation

     We have audited the balance sheet of Precision Response Corporation as of December 31, 1995 and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Precision Response Corporation as of December 31, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          /s/ Coopers & Lybrand L.L.P.
                                          --------------------------------------
                                          COOPERS & LYBRAND L.L.P.

Miami, Florida
March 11, 1996, except for the second paragraph of Note 4 as to which the date is May 1, 1996 and paragraphs one and two of Note 11 as to which the date is June 20, 1996

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Precision Response Corporation
Miami, Florida

     We have audited the balance sheet of Precision Response Corporation as of December 31, 1994 and the related statements of operations, shareholders' equity, and cash flows for the years ended December 31, 1993 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Precision Response Corporation as of December 31, 1994, and the results of its operations and its cash flows for the years ended December 31, 1993 and 1994, in conformity with generally accepted accounting principles.

                                          /s/ GURLAND & GOLDBERG, P.A.
                                          --------------------------------------
                                          GURLAND & GOLDBERG, P.A.

Hallandale, Florida
March 17, 1995, except for paragraphs one and two of Note 11 as to which the date is June 20, 1996

                    REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Precision Response Corporation

     We have reviewed the accompanying balance sheet of Precision Response Corporation as of September 30, 1996 and the related statements of operations, shareholders' equity, and cash flows for the nine-month periods ended September 30, 1995 and 1996. These financial statements are the responsibility of the Company's management.

     We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

                                          /s/ COOPERS & LYBRAND L.L.P.
                                          --------------------------------------
                                          COOPERS & LYBRAND L.L.P.

Miami, Florida
November 14, 1996

                         PRECISION RESPONSE CORPORATION

                                 BALANCE SHEETS

                                                             DECEMBER 31,
                                                       ------------------------   SEPTEMBER 30,
                                                          1994         1995           1996
                                                       ----------   -----------   -------------
                                                                                   (UNAUDITED)
                                            ASSETS
Current assets:
  Cash and cash equivalents..........................  $  787,609   $   266,794    $ 10,945,621
  Accounts receivable, less allowance for doubtful
     accounts and sales allowances of $97,000,
     $60,000 and $1,104,000, respectively............   2,616,030     6,616,844      33,760,896
  Prepaid expenses and other current assets..........     417,810       454,867       2,506,311
  Deferred income taxes..............................          --            --         399,247
                                                       ----------   -----------     -----------
          Total current assets.......................   3,821,449     7,338,505      47,612,075
Property and equipment, net..........................   3,834,129     5,283,832      26,379,509
Other assets.........................................      81,788        90,925       2,342,478
                                                       ----------   -----------     -----------
          Total assets...............................  $7,737,366   $12,713,262    $ 76,334,062
                                                       ==========   ===========     ===========
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Revolving credit loan..............................  $1,500,000   $        --    $         --
  Current maturities of long-term obligations........     999,013     1,181,846       1,643,565
  Accounts payable...................................   1,411,666     2,130,808      12,002,592
  Accrued compensation expenses......................     601,178     1,326,960       1,987,203
  Income taxes payable...............................          --            --         498,643
  Other accrued expenses.............................     313,210       777,104       1,929,694
  Customer deposits and other........................     419,071       556,388       1,062,649
                                                       ----------   -----------     -----------
          Total current liabilities..................   5,244,138     5,973,106      19,124,346
Revolving credit loan................................          --     2,995,593              --
Long-term obligations, less current maturities.......   1,019,665       928,542       5,749,468
Deferred income taxes................................          --            --       1,107,167
                                                       ----------   -----------     -----------
          Total liabilities..........................   6,263,803     9,897,241      25,980,981
                                                       ----------   -----------     -----------
Commitments (Notes 7 and 9)
Shareholders' equity:
  Common stock, $0.01 par value; 100,000,000 shares
     authorized, 16,400,000, 16,400,000 and
     20,000,000 shares, respectively, issued and
     outstanding.....................................     164,000       164,000         200,000
  Additional paid-in capital.........................      72,095        72,095      47,715,314
  Retained earnings..................................   1,331,309     2,786,996       2,681,196
  Due from shareholders, net.........................     (93,841)     (207,070)             --
  Unearned compensation..............................          --            --        (243,429)
                                                       ----------   -----------     -----------
          Total shareholders' equity.................   1,473,563     2,816,021      50,353,081
                                                       ----------   -----------     -----------
          Total liabilities and shareholders'
            equity...................................  $7,737,366   $12,713,262    $ 76,334,062
                                                       ==========   ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                         PRECISION RESPONSE CORPORATION

                            STATEMENTS OF OPERATIONS

                                                                                         FOR THE
                                                FOR THE YEAR ENDED                  NINE MONTHS ENDED
                                                   DECEMBER 31,                       SEPTEMBER 30,
                                      ---------------------------------------   -------------------------
                                         1993          1994          1995          1995          1996
                                      -----------   -----------   -----------   -----------   -----------
                                                                                       (UNAUDITED)
Revenues............................  $18,218,377   $14,997,663   $30,203,989   $20,438,673   $63,591,807
                                      -----------   -----------   -----------   -----------   -----------
Operating expenses:
  Cost of services..................   10,674,980     9,070,327    18,371,577    12,619,733    41,020,866
  Preoperating costs................           --            --       573,081        75,683     1,047,428
  Selling, general and
    administrative expenses.........    7,278,748     6,008,741     9,431,551     6,487,593    14,619,400
                                      -----------   -----------   -----------   -----------   -----------
    Total operating expenses........   17,953,728    15,079,068    28,376,209    19,183,009    56,687,694
                                      -----------   -----------   -----------   -----------   -----------
    Operating income (loss).........      264,649       (81,405)    1,827,780     1,255,664     6,904,113
Other income (expense):
  Interest income...................           --            --        19,650        19,650       222,940
  Interest expense..................     (197,216)     (292,146)     (391,743)     (287,102)     (783,437)
  Gain (loss) on disposal of
    assets..........................     (313,743)        1,251            --            --            --
                                      -----------   -----------   -----------   -----------   -----------
    Income (loss) before income
      taxes.........................     (246,310)     (372,300)    1,455,687       988,212     6,343,616
Income taxes........................           --            --            --            --     1,206,563
                                      -----------   -----------   -----------   -----------   -----------
    Net income (loss)...............  $  (246,310)  $  (372,300)  $ 1,455,687   $   988,212   $ 5,137,053
                                      ===========   ===========   ===========   ===========   ===========
Pro forma data (unaudited) (Note
  10):
  Income (loss) before pro forma
    income taxes....................  $  (246,310)  $  (372,300)  $ 1,455,687   $   988,212   $ 6,343,616
  Pro forma provision (benefit) for
    income taxes relating to S
    Corporation.....................      (45,907)      (86,018)      618,931       420,223     2,543,266
                                      -----------   -----------   -----------   -----------   -----------
  Pro forma net income (loss).......  $  (200,403)  $  (286,282)  $   836,756   $   567,989   $ 3,800,350
                                      ===========   ===========   ===========   ===========   ===========
  Pro forma net income per common
    share...........................                              $      0.05                 $      0.22
                                                                  ===========                 ===========
  Weighted average number of
    common shares outstanding.......                               16,527,061                  17,439,658
                                                                  ===========                 ===========

   The accompanying notes are an integral part of these financial statements.

                         PRECISION RESPONSE CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                    COMMON STOCK      ADDITIONAL
                                --------------------    PAID-IN     RETAINED        DUE FROM         UNEARNED
                                  SHARES     AMOUNT     CAPITAL     EARNINGS    SHAREHOLDERS, NET  COMPENSATION     TOTAL
                                ----------  --------  -----------  -----------  -----------------  ------------  -----------
Balance at December 31, 1992... 16,400,000  $164,000  $    72,095  $ 1,949,919      $      --       $       --   $ 2,186,014
  Net loss.....................         --        --           --     (246,310)            --               --      (246,310)
                                ----------  --------  -----------   ----------       --------        ---------   ------------
Balance at December 31, 1993... 16,400,000   164,000       72,095    1,703,609             --               --     1,939,704
  Net advances to
    shareholders...............         --        --           --           --        (93,841)              --       (93,841)
  Net loss.....................         --        --           --     (372,300)            --               --      (372,300)
                                ----------  --------  -----------   ----------       --------        ---------   ------------
Balance at December 31, 1994... 16,400,000   164,000       72,095    1,331,309        (93,841)              --     1,473,563
  Net advances to
    shareholders...............         --        --           --           --       (113,229)              --      (113,229)
  Net income...................         --        --           --    1,455,687             --               --     1,455,687
                                ----------  --------  -----------   ----------       --------        ---------   ------------
Balance at December 31, 1995... 16,400,000   164,000       72,095    2,786,996       (207,070)              --     2,816,021
  Payment of dividend
    (unaudited)................         --        --           --   (5,242,853)            --               --    (5,242,853)
  Net repayment from
    shareholders (unaudited)...         --        --           --           --        207,070               --       207,070
  Issuance of common stock
    (unaudited)................  3,600,000    36,000   47,338,929           --             --               --    47,374,929
  Stock option grant
    (unaudited)................         --        --      304,290           --             --         (304,290)           --
  Amortization of unearned
    compensation (unaudited)...         --        --           --           --             --           60,861        60,861
  Net income (unaudited).......         --        --           --    5,137,053             --               --     5,137,053
                                ----------  --------  -----------   ----------       --------        ---------   ------------
Balance at September 30, 1996
  (unaudited).................. 20,000,000  $200,000  $47,715,314  $ 2,681,196      $      --       $ (243,429)  $50,353,081
                                ==========  ========  ===========   ==========       ========        =========   ============

   The accompanying notes are an integral part of these financial statements.

                         PRECISION RESPONSE CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                                              FOR THE NINE MONTHS
                                                   FOR THE YEAR ENDED DECEMBER 31,            ENDED SEPTEMBER 30,
                                               ---------------------------------------     --------------------------
                                                  1993          1994          1995            1995           1996
                                               -----------   -----------   -----------     -----------   ------------
                                                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)..........................  $  (246,310)  $  (372,300)  $ 1,455,687     $   988,212   $  5,137,053
  Adjustments to reconcile net income (loss)
    to net cash provided by (used in)
    operating activities:
    Depreciation and amortization............      657,585       795,124     1,145,099         831,043      1,829,701
    Loss on disposal of assets...............      313,743            --            --              --
    Provision for bad debts and sales
      allowance..............................        8,000       105,000       365,000         228,000        875,000
    Deferred income tax expense..............           --            --            --              --        707,920
    Amortization of unearned compensation....           --            --            --              --         60,861
  Changes in operating assets and
    liabilities:
    Accounts receivable......................   (1,414,620)    1,162,639    (4,365,814)     (2,385,749)   (28,019,052)
    Prepaid expenses and other current
      assets.................................     (118,512)       66,627       (37,057)         88,137     (2,051,444)
    Other assets.............................     (113,071)      107,105        (9,137)         (6,048)      (514,934)
    Accounts payable.........................      317,783       247,798       719,142         208,857      9,871,784
    Accrued compensation expenses............       77,774        93,178       725,782         443,752        660,243
    Income taxes payable.....................           --            --            --              --        498,643
    Other accrued expenses...................      142,071        38,806       463,894          61,287      1,152,588
    Customer deposits and other..............     (504,659)       20,058       137,317         342,137        506,263
                                               -----------   -----------   -----------     -----------   ------------
      Net cash provided by (used in)
        operating activities.................     (880,216)    2,264,035       599,913         799,628     (9,285,374)
                                               -----------   -----------   -----------     -----------   ------------
Cash flows from investing activities:
  Purchase of property and equipment.........   (1,230,442)   (1,473,783)   (1,578,344)     (1,024,229)   (15,145,494)
  Software development costs.................           --            --            --              --     (1,736,619)
                                               -----------   -----------   -----------     -----------   ------------
      Net cash used in investing
        activities...........................   (1,230,442)   (1,473,783)   (1,578,344)     (1,024,229)   (16,882,113)
                                               -----------   -----------   -----------     -----------   ------------
Cash flows from financing activities:
  Proceeds from revolving credit loan........      450,000       300,000     2,995,593       2,575,593     25,595,424
  Payments on revolving credit loan..........           --            --    (1,500,000)     (1,500,000)   (28,591,017)
  Proceeds from long-term obligations........    1,865,795       516,700       250,000              --             --
  Payments on long-term obligations..........     (561,020)     (946,328)   (1,174,748)       (782,057)    (2,497,239)
  Proceeds from issuance of common stock.....           --            --            --              --     47,374,929
  Dividend paid..............................           --            --            --              --     (5,242,853)
  Net payments from (advances to)
    shareholders.............................           --       (93,841)     (113,229)        (83,955)       207,070
                                               -----------   -----------   -----------     -----------   ------------
      Net cash provided by (used in)
        financing activities.................    1,754,775      (223,469)      457,616         209,581     36,846,314
                                               -----------   -----------   -----------     -----------   ------------
Net increase (decrease) in cash and cash
  equivalents................................     (355,883)      566,783      (520,815)        (15,020)    10,678,827
Cash and cash equivalents at beginning of
  period.....................................      576,709       220,826       787,609         787,609        266,794
                                               -----------   -----------   -----------     -----------   ------------
Cash and cash equivalents at end of period...  $   220,826   $   787,609   $   266,794     $   772,589   $ 10,945,621
                                               ===========   ===========   ===========     ===========   ============
Supplemental cash flow information:
  Cash paid for interest.....................  $   202,949   $   292,146   $   372,093     $   253,900   $    783,437
                                               ===========   ===========   ===========     ===========   ============
Supplemental schedule of noncash investing
  and financing activities:
  Installment loans and capital lease
    obligations..............................  $   388,905   $   516,700   $ 1,016,458     $   851,940   $  7,779,884
                                               ===========   ===========   ===========     ===========   ============

   The accompanying notes are an integral part of these financial statements.

                         PRECISION RESPONSE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. OPERATIONS AND ORGANIZATION

     Precision Response Corporation (the "Company") is a full-service provider of teleservicing, database marketing and management, and fulfillment services on an outsourced basis to large corporations.

2. SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies followed in the preparation of these financial statements:

  Interim Financial Statements

     The financial statements for the nine months ended September 30, 1995 and 1996, and all related footnote information for those periods, are unaudited and reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, operating results and cash flows for the interim periods. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be achieved for the entire fiscal year ending December 31, 1996.

  Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the federally insured limits.

  Revenue Recognition

     The Company recognizes revenues as services are performed. The Company's teleservicing charges are usually based either on a fixed hourly fee for dedicated service or on a transaction (i.e., number of calls completed) basis for shared environments. Charges for database marketing and management services are based on an hourly rate or on the volume of information stored. Fulfillment service charges are typically assessed on a transaction basis, with an additional charge for warehousing products.

  Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation and amortization. Major renewals and improvements are capitalized and charged to expense through depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the respective assets. Equipment recorded under capital leases and leasehold improvements is amortized on a straight-line basis over the shorter of the estimated useful life of the assets or the lease term. Estimated useful lives are principally five years. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is recorded in the statement of operations.

                         PRECISION RESPONSE CORPORATION

     Depreciation of property and equipment has been computed using the straight-line method since 1994. Depreciation of property and equipment in prior years was computed using accelerated methods. The new method of depreciation is a generally accepted method used in the industry, and it is believed the new method will cause the Company's operating results to be more comparable with operating results of other companies in the industry. In connection with the filing of a registration of the Company's securities, all prior periods have been retroactively restated to reflect this accounting change.

  Software Development Costs

     Certain software development costs are capitalized when incurred in accordance with Statement of Financial Accounting Standards No. 86 (SFAS 86). Capitalization of these software development costs begins when technological feasibility has been established and ends when the product is available for general use in the Company's teleservicing programs. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life and changes in software and hardware technologies.

     As of September 30, 1996, capitalized software development costs were approximately $1,736,000 (included in other assets), all of which was incurred during the third quarter of 1996. Amortization is computed on an individual product basis using the straight-line method over the estimated economic life of the product. Currently, the Company is using an estimated economic life of three years for all capitalized software costs. Amortization of these costs will commence in the fourth quarter of 1996.

  Preoperating Costs

     The Company expenses as incurred certain incremental costs incurred prior to opening facilities used in its operations. The costs include certain rent, new-hire salaries and expenses for utilities, equipment leases and security incurred at a facility prior to the actual commencement of operations.

  Income Taxes

     Prior to the initial public offering of 3,600,000 shares of the Company's common stock at $14.50 per share completed in July 1996 (the "Initial Public Offering"), the Company included its income and expenses with those of its shareholders for Federal and state income tax purposes (an S corporation election). Accordingly, the Statements of Operations for the years ended December 31, 1993, 1994 and 1995, the nine months ended September 30, 1995 and the period from January 1, 1996 through July 15, 1996 do not include a provision for Federal or state income taxes.

     In connection with the Initial Public Offering the Company revoked its S corporation election and accordingly recorded a deferred income tax liability and corresponding income tax expense of $90,000, arising from a change in the Company's tax status. Beginning July 16, 1996, the Company provides for deferred income taxes under the asset and liability method of accounting. This method requires the recognition of deferred income taxes based upon the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities.

                         PRECISION RESPONSE CORPORATION

     The provision for income taxes for the nine-month period ended September 30, 1996 consisted of the following:

    Current:
      Federal...............................................................  $  425,773
      State.................................................................      72,870
                                                                              ----------
                                                                                 498,643
                                                                              ----------
    Deferred:
      Federal...............................................................     604,450
      State.................................................................     103,470
                                                                              ----------
                                                                                 707,920
                                                                              ----------
    Provision for income taxes..............................................  $1,206,563
                                                                              ==========

     The significant components of the net deferred tax liability at September 30, 1996 were as follows:

    Deferred tax assets:
      Accrued options.....................................................  $    23,700
      Allowance for doubtful accounts.....................................       46,813
      Sales allowance and reserves........................................      328,734
                                                                            -----------
                                                                                399,247
    Deferred tax liability:
      Property and equipment..............................................   (1,107,167)
                                                                            -----------
    Net deferred tax liability............................................  $  (707,920)
                                                                            ===========

     The reconciliation between the statutory provision for income taxes and the actual provision for income taxes for the nine-month period ended September 30, 1996 is as follows:

    Income tax at federal statutory rate..................................  $ 2,220,266
    State income taxes net of federal benefit.............................      114,946
    Nondeductible expenses................................................       37,958
    Deferred income taxes recorded due to change in tax status............       90,000
    Income not subject to federal and state tax at the corporate level due
      to S corporation election...........................................   (1,256,607)
                                                                            -----------
    Provision for income taxes............................................  $ 1,206,563
                                                                            ===========

                         PRECISION RESPONSE CORPORATION

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                         DECEMBER 31,
                                                    -----------------------   SEPTEMBER 30,
                                                       1994         1995          1996
                                                    ----------   ----------   -------------
    Telecommunications equipment..................  $1,111,878   $2,187,254    $  9,310,179
    Production equipment..........................     683,384      707,014         739,432
    Computer equipment............................   2,496,956    3,076,808      14,438,159
    Leasehold improvements........................     924,960    1,463,913       4,002,886
    Furniture and fixtures........................     619,342      985,778       2,876,260
    Automobiles...................................     134,470      140,126         175,318
                                                    ----------   ----------     -----------
                                                     5,970,990    8,560,893      31,542,234
    Accumulated depreciation and amortization.....  (2,136,861)  (3,277,061)     (5,162,725)
                                                    ----------   ----------     -----------
                                                    $3,834,129   $5,283,832    $ 26,379,509
                                                    ==========   ==========     ===========

     Property and equipment includes the following leased property under capital leases:

                                                         DECEMBER 31,
                                                    -----------------------   SEPTEMBER 30,
                                                       1994         1995          1996
                                                    ----------   ----------   -------------
    Telecommunications equipment..................  $  633,519   $1,363,238    $  4,547,663
    Computer equipment............................     590,525    1,090,265       4,448,294
    Furniture and fixtures........................      30,325       30,325         126,688
                                                     ---------   ----------     -----------
                                                     1,254,369    2,483,828       9,122,645
    Accumulated amortization......................    (431,163)    (877,861)     (1,002,604)
                                                     ---------   ----------     -----------
                                                    $  823,206   $1,605,967    $  8,120,041
                                                     =========   ==========     ===========

4. REVOLVING CREDIT LOAN AGREEMENT

     The Company had a bank revolving credit loan agreement which provided for maximum borrowings of $4,250,000 at December 31, 1995, subject to collateral availability, with principal due on May 30, 1996. At December 31, 1995, the unused portion of the line of credit was approximately $769,000, based upon available collateral. Interest, payable monthly, accrued on borrowings under the revolving line of credit at 1 to 1 1/2% over the prime rate (9.25% at December 31, 1995). The line of credit was collateralized by accounts receivable, equipment and other assets of the Company and was guaranteed by certain of the Company's shareholders. The agreement contained restrictive covenants which, among other things, required the maintenance of certain financial ratios, restricted future indebtedness and limited capital expenditures and the amount of compensation and distributions to the Company's shareholders. The limitation on distributions was based upon the amount of income taxes payable by the shareholders on the Company's income.

     On May 1, 1996, the Company entered into a new three-year senior revolving credit facility in the aggregate principal amount of $15 million. Borrowing availability is based upon a percentage of eligible accounts receivable. The facility also allows the Company to borrow an amount not to exceed $2.5 million in excess of the borrowing base (the "overformula advance") for a period of one year from the closing date of the loan subject to the $15 million aggregate limit. The facility accrues interest at the Company's option based on the prime rate plus .5% or the LIBOR rate plus 3%; the overformula advance accrues interest at the prime rate plus 1%. The facility is primarily collateralized by accounts receivable. The Company is required to maintain certain financial covenants, including minimum tangible net worth and earnings, and, prior to the amendment described below, to limit capital expenditures to no more than $11

                         PRECISION RESPONSE CORPORATION
million per year and to limit additional indebtedness. The Company is also restricted from paying dividends except for tax distributions to its shareholders in connection with S corporation earnings and distributions in connection with the termination of S corporation status (see Note 10). A portion of the borrowings available to the Company pursuant to this agreement were used to retire the Company's existing short-term bank revolving credit loan. Accordingly, the amounts outstanding under the bank revolving credit loan as of December 31, 1995 have been reflected as a long-term liability in the accompanying financial statements. The Company repaid all outstanding borrowings under this credit facility with part of the proceeds of the Initial Public Offering (see Note 10). Since September 30, 1996, the Company's loan and security agreement was amended to increase capital expenditure limitations to $45 million for the year ending December 31, 1996, $60 million for the year ending December 31, 1997 and $23 million for each year thereafter.

5. OTHER LONG-TERM OBLIGATIONS

     Other long-term obligations consist of the following:

                                                         DECEMBER 31,
                                                   ------------------------   SEPTEMBER 30,
                                                      1994         1995           1996
                                                   ----------   -----------   -------------
    Capital lease obligations, interest rates
      ranging from 8.3% to 13.2%; payable through
      2000.......................................  $  793,768   $ 1,246,183    $  7,393,033
    Note payable, interest rate at the bank's
      prime rate plus one-half of one percent;
      payable in monthly installments of
      principal and interest of $41,667 through
      1996; collateralized by certain property
      and equipment. In addition, the Company
      must meet certain reporting requirements
      and restrictive debt covenants, including,
      but not limited to a pre-established
      tangible net worth and a funded debt to
      tangible net worth ratio. The note is also
      guaranteed by the Company's majority
      shareholder................................     916,667       416,667              --
    Installment loans, interest rates of 9.75% to
      12%; payable in monthly installments
      through 1997; collateralized by certain
      property and equipment. These loans are
      guaranteed by one or both of the Company's
      majority shareholders......................     308,243       447,538              --
                                                   ----------   -----------     -----------
                                                    2,018,678     2,110,388       7,393,033
    Current maturities of long-term
      obligations................................    (999,013)   (1,181,846)     (1,643,565)
                                                   ----------   -----------     -----------
                                                   $1,019,665   $   928,542    $  5,749,468
                                                   ==========   ===========     ===========

                         PRECISION RESPONSE CORPORATION

     Other long-term obligations, as of December 31, 1995, mature as follows:

                                                                      NOTE
                                                                   PAYABLE AND
                                                       CAPITAL     INSTALLMENT
                YEAR ENDING DECEMBER 31,                LEASES        LOANS        TOTAL
    ------------------------------------------------  ----------   -----------   ----------
    1996............................................  $  683,733    $ 600,023    $1,283,756
    1997............................................     322,057      184,514       506,571
    1998............................................     261,917       79,668       341,585
    1999............................................     153,631           --       153,631
    2000............................................      20,942           --        20,942
                                                      ----------     --------    ----------
              Total minimum payments................   1,442,280      864,205     2,306,485
    Less amount representing interest...............     196,097           --       196,097
                                                      ----------     --------    ----------
    Present value of net minimum payments...........  $1,246,183    $ 864,205    $2,110,388
                                                      ==========     ========    ==========

     Based on the borrowing rates available to the Company for bank loans and lease financings with similar terms and average maturities, the fair value of long-term obligations approximates carrying value.

6. PROFIT SHARING PLAN

     The Company has adopted a profit sharing plan which covers substantially all employees who have been employed for at least two years. The contributions, determined at the discretion of the Board of Directors, were $20,000 and $15,000 for 1993 and 1994, respectively. For the year ended December 31, 1995 and for the nine-month periods ended September 30, 1995 and 1996, there were no contributions.

7. RELATED PARTY TRANSACTIONS

     The Company leases certain real property, on a month-to-month basis, from a corporation that is wholly owned by the Company's majority shareholder. Rent expense under this lease amounted to $345,000, $211,000 and $194,000 for 1993, 1994 and 1995, respectively. For the nine-month periods ended September 30, 1995 and 1996, rent expense amounted to $145,000 and $184,000, respectively. Subsequent to December 31, 1995, the Company entered into various lease agreements with the related party corporation for this real property providing for aggregate annual rentals of approximately $288,000. The primary lease term is five years with a renewal option for an additional five-year period. The Company also subleases another facility and a parking lot and leases an additional parking lot from a partnership owned jointly by certain of its shareholders. The term of these subleases expires in January 1999 and the lease expires in June 2001, with annual rentals aggregating approximately $222,000.

     The Company has guaranteed mortgage loans of the corporate affiliate along with the guarantees of its majority shareholder. At December 31, 1994 and 1995 and September 30, 1996, the outstanding balance on the loans were $1,309,258, $1,222,362 and $1,191,443, respectively. Subsequent to December 31, 1995, the Company's majority shareholder agreed to indemnify the Company as to its guarantee obligation on the loans.

     Amounts shown as due from shareholders represent advances ($93,841 and $343,070 as of December 31, 1994 and 1995, respectively) offset by notes payable to shareholders of $136,000 as of December 31, 1995. Advances are non-interest bearing and are due by December 31, 1996. Notes payable to shareholders bear interest at six percent and are payable on demand. The shareholders repaid the net amounts due to the Company during the third quarter of 1996.

     The Company elected the majority owner of one of its customers to its Board of Directors in October 1996. The Company has a receivable from this customer of approximately $29,000 and $43,000

                         PRECISION RESPONSE CORPORATION
as of December 31, 1995 and September 30, 1996, respectively. In addition, sales commissions on revenues generated from various other customers were paid to this director. On July 26, 1996, the director entered into a one-year independent contractor agreement with the Company providing for a monthly fee of $5,833. Total commissions and fees earned amounted to approximately $115,000 and $60,000 for the year ended December 31, 1995 and for the nine-month period ended September 30, 1996, respectively.

8. SIGNIFICANT CLIENTS

     A significant portion of the Company's business is dependent upon several large clients. For the years ended December 31, 1993, 1994 and 1995 and the nine-month periods ended September 30, 1995 and 1996, the five largest clients accounted for approximately 63%, 50%, 77%, 76% and 83% of revenues, respectively. As of December 31, 1994 and 1995 and September 30, 1996, approximately 27%, 77% and 91%, respectively, of the Company's accounts receivable were from these clients. Accounts receivable represents the Company's greatest concentration of credit risk and is subject to the financial conditions of its largest clients. The Company does not require collateral or other security to support clients' receivables. The Company conducts periodic reviews of its clients' financial conditions and vendor payment practices to minimize collection risks on trade accounts receivable.

     During the years ended December 31, 1993, 1994, and 1995, and the nine-month periods ended September 30, 1995 and 1996, certain clients individually accounted for more than 10% of the Company's revenues:

                                                                                  NINE MONTHS
                                                            YEAR ENDED               ENDED
                                                           DECEMBER 31,          SEPTEMBER 30,
                                                      ----------------------     -------------
                                                      1993     1994     1995     1995     1996
                                                      ----     ----     ----     ----     ----
                                                               (% OF TOTAL REVENUES)
    Company A.......................................   37%       *        *        *        *
    Company B.......................................    *       12%      42%      34%      72%
    Company C.......................................    *        *       17       20        *
    Company D.......................................    *       13        *        *        *
    Company E.......................................    *       11        *        *        *

* Accounted for less than 10% of total revenues for the period indicated

9. COMMITMENTS

     The Company operates primarily in leased facilities with terms ranging from two to 10 years. Minimum future annual rentals on noncancelable operating leases, including the annual rentals due on the related party leases referred to in Note 7, for the five years subsequent to 1995 and in the aggregate are as follows:

    1996..................................................................  $ 2,037,000
    1997..................................................................    1,585,000
    1998..................................................................    1,529,000
    1999..................................................................    1,220,000
    2000..................................................................      942,000
    Thereafter............................................................    3,198,000
                                                                            -----------
                                                                            $10,511,000
                                                                            ===========

                         PRECISION RESPONSE CORPORATION

     Rent expense for these operating leases totaled $516,000, $622,000 and $776,000 for 1993, 1994 and 1995, respectively. For the nine-month periods ended September 30, 1995 and 1996, rent expense totaled $535,000 and $2,295,000, respectively.

10. PRO FORMA DISCLOSURES (UNAUDITED)

  Pro Forma Income Taxes

     As described in Note 2, the Company was previously taxed as an S corporation under the provisions of the Internal Revenue Code. Immediately prior to the Initial Public Offering, the Company revoked its S corporation election and accordingly became subject to federal and state income taxes. The pro forma data in the statement of operations provides information as if the Company had been treated as a C corporation for income tax purposes for all periods presented. The following unaudited pro forma information reflects the reconciliation between the statutory provision for income taxes and the actual provision relating to the incremental income tax expense that the Company would have incurred if it had been subject to federal and state income taxes:

                                                                    YEAR ENDED                NINE MONTHS ENDED
                                                                   DECEMBER 31,                 SEPTEMBER 30,
                                                          -------------------------------   ---------------------
                                                            1993       1994        1995       1995        1996
                                                          --------   ---------   --------   --------   ----------
    Income tax at federal statutory rate................  $(86,209)  $(130,305)  $509,490   $345,874   $2,220,266
    State taxes, net of federal benefit.................    (4,361)     (8,172)    58,800     35,329      226,785
    Nondeductible expenses..............................    44,663      52,459     50,641     39,020       96,215
                                                          --------   ---------   --------   --------   ----------
    Pro forma provision (benefit) for income taxes......  $(45,907)  $ (86,018)  $618,931   $420,223   $2,543,266
                                                          =========  ==========  =========  =========  ==========

     The Company and its shareholders prior to the Initial Public Offering are parties to an S Corporation Tax Allocation and Indemnification Agreement (the "Tax Agreement") relating to their respective income tax liabilities. The Tax Agreement indemnifies such shareholders for any adjustments causing an increase in the shareholders' Federal and state income tax liability (including interest and penalties) related to the Company's tax years prior to the consummation of the Initial Public Offering, unless such adjustments result in or are related to a corresponding decrease in such shareholders' federal and state income tax liability with respect to another S corporation taxable year. Subject to certain limitations, the Tax Agreement also provides that the Company will be indemnified by such shareholders with respect to federal and state income taxes (plus interest and penalties) shifted from an S corporation taxable year to a Company taxable year subsequent to the consummation of the Initial Public Offering.

     Prior to consummation of the Initial Public Offering, the Company's Board of Directors declared a cash dividend payable to the shareholders of the Company at such time (the "Dividend"). The Dividend was equal to the Company's estimate of its cumulative taxable income prior to the conversion to a C corporation, to the extent such taxable income was not previously distributed. The Tax Agreement also provides that to the extent such undistributed taxable income of the Company, as subsequently established in connection with the filing of the Company's tax return for the Company's short S corporation tax year, is less than the Dividend, such shareholders will make a payment equal to such difference to the Company, and if such undistributed taxable income is greater than the Dividend, the Company will make an additional distribution equal to such difference to such shareholders, in either case with interest thereon.

     Any payment made by the Company to the shareholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or the state taxing authorities to be nondeductible by the Company for income tax purposes.

                         PRECISION RESPONSE CORPORATION

  Pro Forma Net Income Per Share

     Pro forma net income per share amounts have been computed based upon the weighted average number of common shares outstanding during each period and gives effect through the date of the Initial Public Offering to the increase in the number of shares which, when multiplied by the offering price of $14.50 per share, would have been sufficient to replace the amount of the Dividend in excess of pro forma earnings for the twelve months ended June 30, 1996.

11. COMMON STOCK, PREFERRED STOCK AND STOCK OPTION PLANS

     On May 1, 1996, the Company's shareholders approved an increase in the number of authorized shares of common stock from 100 shares to 100 million shares and a reduction in the par value per share of common stock from $1 to $0.01. The Company also authorized 25 million shares, par value $0.01, of preferred stock.

     On May 31, 1996, the Company declared a share dividend of an aggregate of 12,734,900 shares of common stock, $0.01 par value, immediately payable to its shareholders of record in order to effect the equivalent of a 127,350-for-1 stock split to increase the number of shares of common stock outstanding from 100 shares to 12,735,000 shares. On June 20, 1996, the Company declared a share dividend of an aggregate of 3,665,000 shares of common stock, $0.01 par value, immediately payable to its shareholders of record in order to effect the equivalent of a 1.287789556-for-1 stock split to increase the number of shares of common stock outstanding from 12,735,000 shares to 16,400,000 shares. Shareholders' equity has been restated to give retroactive recognition to the stock splits in prior periods by reclassifying from retained earnings to common stock the par value of the additional shares arising from the splits. All applicable share and per share data have been adjusted for the stock splits.

     On February 16, 1996, the Company's principal shareholders sold 10% of their shares of Common Stock to two of the Company's executive officers for $0.55 per share, the then fair market value of such shares.

     On May 31, 1996, the Company adopted the 1996 Incentive Stock Plan (the "Employee Stock Plan") and the 1996 Nonemployee Director Stock Option Plan (the "Director Stock Plan"; together with the Employee Stock Plan, the "Stock Plans"). Officers, key employees and nonemployee consultants may be granted stock options, stock appreciation rights, stock awards, performance shares and performance units under the Employee Stock Plan. The Company has reserved 1,931,684 shares of Common Stock for issuance under the Employee Stock Plan and 96,584 shares of Common Stock for issuance under the Director Stock Plan, after giving effect to the previously described stock splits by way of share dividends, and subject in each case to further antidilution adjustments.

     During the third quarter of 1996, an executive of the Company was granted an option to purchase 21,000 shares of common stock at an exercise price of $0.01 per share. The difference between the fair market value of the common stock and the exercise price, which amounted to $304,290, has been reflected as unearned compensation, and is shown as a separate component of shareholders' equity. Amortization of unearned compensation expense is being recognized over the three-year vesting period and amounted to $60,861 for the period from the date of grant to September 30, 1996. During the third quarter of 1996, the Company also granted additional options to purchase 540,500 shares of common stock under the Employee Stock Plan. These options were granted at the fair market value of the stock at the date of grant at prices ranging from $14.50 -- $27.25 per share. No options were exercised during the third quarter of 1996 and, of such options granted, options covering 12,250 shares were cancelled. Options to purchase 5,000 shares are exercisable as of September 30, 1996, and outstanding options to purchase the remaining 523,250 shares become exercisable at varying times beginning in 1997.

                         PRECISION RESPONSE CORPORATION

     The Director Stock Plan provides for annual grants of non-qualified stock options to each nonemployee director of the Company. The options allow such directors to annually purchase up to 2,500 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. These options will have a term of ten years and vest in equal installments over three years. No stock options were granted under the Director Stock Plan during the third quarter of 1996.

     Prior to the establishment of a Compensation Committee (the "Committee") of the Board of Directors, the Employee Stock Plan was administered by the Board of Directors of the Company. The Board of Directors or the Committee are authorized to determine, among other things, the key employees to whom, and the times at which, options and other benefits are to be granted, the number of shares subject to each option, the applicable vesting schedule and the exercise price. The Board of Directors or the Committee also determine the treatment to be afforded to a participant in the Employee Stock Plan in the event of termination of employment for any reason, including death, disability or retirement. Under the Employee Stock Plan the maximum term of an incentive stock option is ten years and the maximum term of a nonqualified stock option is fifteen years.

     The Board of Directors has the power to amend the Stock Plans from time to time. Shareholder approval of an amendment is only required to the extent that it is necessary to maintain the Stock Plans' status as protected plans under applicable securities laws or the Employee Stock Plan's status as a qualified plan under applicable tax laws.

     The Company measures compensation expense for the Stock Plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under this method, compensation expense is measured as the difference between the quoted market price of the stock and the amount to be paid for the stock.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") which became effective January 1, 1996. Under the provisions of FAS 123, companies can elect to account for stock-based compensation plans using a fair-value-based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in APB 25. FAS 123 requires that companies electing to continue using the intrinsic value method must make pro forma disclosures of net income and earnings per share as if the fair-value-based method of accounting had been applied. The adoption of FAS 123 will be reflected in the Company's 1996 annual financial statements. As the Company expects to account for stock-based compensation using the intrinsic value method, FAS 123 will not have an impact on the Company's results of operations or financial position.

PRECISION RESPONSE CORPORATION LOGO

     [8 PHOTOGRAPH MONTAGE OF PRC EMPLOYEES ENGAGED IN VARIOUS ACTIVITIES]

---------------------------------------------------------
---------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary.......................     3
Risk Factors.............................     8
Distribution of S Corporation Earnings...    13
Use of Proceeds..........................    14
Dividend Policy..........................    14
Price Range of Common Stock..............    14
Capitalization...........................    15
Selected Financial and Operating Data....    16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................    18
Business.................................    25
Management...............................    34
Certain Transactions.....................    44
Principal and Selling Shareholders.......    45
Description of Capital Stock.............    49
Shares Eligible for Future Sale..........    51
Underwriting.............................    53
Legal Matters............................    54
Independent Public Accountants...........    54
Additional Information...................    54
Index to Financial Statements............   F-1

---------------------------------------------------------
---------------------------------------------------------
---------------------------------------------------------
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                                4,740,000 SHARES

                                   PRECISION
                                    RESPONSE
                                  CORPORATION

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                      PRECISION RESPONSE CORPORATION LOGO

                              GOLDMAN, SACHS & CO.

                                 DAIN BOSWORTH
                                  Incorporated

                              MERRILL LYNCH & CO.

                                  FURMAN SELZ
                      REPRESENTATIVES OF THE UNDERWRITERS

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